Exhibit 99.1

Sands China Ltd. 金 沙 中 國 有 限 公 司 (Incorporated in the Cayman Islands with limited liability) Sands China Ltd. www.sandschina.com This interim report is printed on recycled paper using soy Ink 2022 INTERIM REPORT Stock Code : 1928

From Luxury Duty Free Shopping, Exciting Entertainment and Fabulous Dining to World-Class Hotel Suites and MICE, Come and Discover Everything at Sands China.

SANDS CHINA LTD. CONTENTS 1. OVERVIEW 4 1.1 Financial Results Summary 4 2. BUSINESS REVIEW 6 2.1 Business Overview and Outlook 6 2.2 Management Discussion and Analysis 12 2.3 Stakeholder Information 24 3. CORPORATE GOVERNANCE 26 3.1 Corporate Governance Practices 26 3.2 Model Code for Securities Transactions 26 3.3 Board and Board Committees Composition 27 3.4 Disclosure of Directors’ Information pursuant to the Listing Rule 13.51B(1) 28 3.5 Audit Committee Review 28 3.6 Interests of Directors and Chief Executives 29 3.7 Interests of Substantial Shareholders 30 3.8 Interests of Any Other Persons 30 3.9 Equity Award Plans 31 3.10 Purchase, Sale or Redemption of the Company’s Listed Shares 34 4. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 35 4.1 Report on Review of Condensed Consolidated Financial Statements 35 4.2 Condensed Consolidated Financial Statements 36 4.3 Notes to the Condensed Consolidated Financial Statements 42 5. CORPORATE INFORMATION 60 6. CONTACT US 61 7. GLOSSARY 62 Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2021 annual report. In case of any inconsistency between the English version and the Chinese version of this Interim Report, the English version shall prevail.

Our Luxurious Hotel Rooms and Suites await you.

SANDS CHINA LTD. 1.1 FINANCIAL RESULTS SUMMARY All of our operating segments and business categories for the six months ended June 30, 2022 remain impacted by the COVID-19 Pandemic. Adjusted property EBITDA loss for the Group was US$120 million (HK$942 million) in the first half of 2022, compared to adjusted property EBITDA of US$234 million (HK$1.82 billion) in the first half of 2021. Total net revenues for the Group were US$915 million (HK$7.18 billion) in the first half of 2022, a decrease of 43.5%, compared to US$1.62 billion (HK$12.58 billion) in the first half of 2021. Loss for the Group was US$760 million (HK$5.96 billion) in the first half of 2022, compared to a loss of US$381 million (HK$2.96 billion) in the first half of 2021. Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the exchange rate of US$1.00 to HK$7.8467 (six months ended June 30, 2021: US$1.00 to HK$7.7634) for illustration only. 4 INTERIM REPORT 2022

Something Sumptuous To Suit Every Taste.

SANDS CHINA LTD. 2.1 BUSINESS OVERVIEW AND OUTLOOK Our business strategy is to develop our Cotai properties, leveraging our large-scale integrated resort business model to create Asia’s premier gaming, leisure, convention and meetings destination. The Company continues to execute on the strategies outlined in our 2021 annual report. As our integrated resorts mature, we will continue to reinvest in our portfolio of properties to maintain our high-quality products and remain competitive in the markets in which we operate. We are constantly evaluating opportunities to improve our product offerings, including significantly enhancing our hotels, restaurants, and gaming areas. Key highlights of our properties in the first half of 2022 include the following: The Plaza Macao The Grand Suites at Four Seasons, a unique apart-hotel featuring 289 luxury suites for the growing segment of affluent visitors who travel with family for extended periods, continues to be extremely well received. The Grand Suites at Four Seasons also offers approved gaming operations for VIP and premium mass casino guests, blending an exclusive casino experience with luxury accommodation. The Londoner Macao Delivered in phases starting in 2020, our construction work on the conversion of Sands Cotai Central into the new destination integrated resort, The Londoner Macao is now complete, with the Londoner Arena and the expansion of Shoppes at Londoner being completed during the first half of 2022. The Londoner Macao features new attractions and features internally and externally from London, including some of London’s most recognizable landmarks such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The Londoner Macao Hotel opened in January 2021 with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The integrated resort also features the Londoner Court with 368 luxury suites which opened on September 16, 2021. Restaurants currently in operation include North Palace which features northern Chinese cuisine, The Residence which offers breakfast, afternoon tea and evening cocktails exclusively for hotel guests, and Churchill’s Table which operates throughout the day and includes a café and retail offer with bespoke cakes and chocolates. Two new restaurants opened in the second half of 2021 — the luxurious Huai Yang Garden featuring the “Godfather of Huaiyang cuisine” Chef Zhou Xiaoyan, and The Conservatory, a three-meal restaurant blending British inspired and Cantonese food offerings, sweet delights and beverages. Both have been extremely well received by customers. Work has commenced on two new hot pot restaurants which will be next to the Londoner casino and North Palace, and which is due for completion in early 2023. 6 INTERIM REPORT 2022

SANDS CHINA LTD. 2.1 BUSINESS OVERVIEW AND OUTLOOK COVID-19 Pandemic Update In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus (“COVID-19”) was identified and the disease spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). Governments around the world mandated actions to contain the spread of the virus that included stay-at-home orders, quarantines, capacity limits, closures of non-essential businesses, including entertainment activities, and significant restrictions on travel. The government actions varied based upon a number of factors, including the extent and severity of the COVID-19 Pandemic within their respective countries and jurisdictions. Visitation to Macao has remained substantially below pre-COVID-19 levels as a result of various government policies limiting or discouraging travel. Other than people from mainland China who in general may enter Macao without quarantine subject to them holding the appropriate travel documents, a negative COVID-19 test result issued within a specified time period and a green health-code, there remains in place a complete ban on entry or a need to undergo various quarantine requirements depending on the person’s residency and recent travel history. Our operations will continue to be impacted and subject to changes in the government policies of Macao, China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19. Our gaming operations remained open during the six months ended June 30, 2022. Guest visitation to our properties, however, was adversely affected during the six months ended June 30, 2022 due to the various outbreaks that occurred in Shanghai, Hong Kong, Guangdong and Macao, which resulted in tighter travel restrictions. Following an outbreak of COVID-19 in Macao in mid-June 2022, the Macao government announced a series of preventative measures. These included closure of a range of government, public and social facilities and restrictions on dining-in at restaurants. On July 9, 2022, the Chief Executive of Macao issued Dispatch No. 115/2022 ordering all non-essential businesses including casinos to close from July 11, 2022 to July 18, 2022. On July 16, 2022, the Macao government announced an extension of the order until July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period beginning on July 23, 2022 and ending on July 30, 2022 whereby certain business activities were permitted to resume limited operations, including casino operations but with a maximum of 50% of casino staff permitted to work at any point in time. This consolidation period was subsequently extended for three days until August 1, 2022. On August 1, 2022, the Chief Executive of Macao issued Dispatch No. 139/2022, effective August 2, 2022, lifting restrictions on restaurant dining, and other recreational and social facilities including gyms, beauty parlors and bars. The requirement to show a negative COVID-19 nucleic acid test result to enter casinos was also lifted. On August 3, 2022, quarantine free travel resumed between Macao and Zhuhai, although a negative COVID-19 nucleic acid test certificate issued within 24 hours is required for people entering Zhuhai through the Macao land border. As of August 6, 2022, the quarantine period upon entry to Macao from Hong Kong, Taiwan and other foreign countries decreased from 10 days to 7 days, and the self-monitoring period from 7 days to 3 days. As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, throughout the six months ended June 30, 2022 and in June and July 2022 in particular, we provided both towers of the Sheraton Grand Macao and also The Parisian Macao to the Macao government to house individuals for quarantine and medical observation purposes. The Parisian Macao ceased operating as a medical observation facility on July 25, 2022. The use of both towers of the Sheraton Grand Macao is ongoing. 7 INTERIM REPORT 2022

SANDS CHINA LTD. 2.1 BUSINESS OVERVIEW AND OUTLOOK The timing and manner in which our casinos, restaurants and shopping malls will resume operating at full capacity is currently unknown. Our ferry operations between Macao and Hong Kong remain suspended. The timing and manner in which our ferry operations will be able to resume are currently unknown. Our operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 12.2% and 78.1%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 46.4% and 82.4%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019, respectively. We are adhering to social distancing requirements, which include reduced seating at table games and a decreased number of active slot machines on the casino floor. Additionally, there is uncertainty whether the impact of the COVID-19 Pandemic on operations will continue in future periods. If our integrated resorts are not permitted to resume normal operations, travel restrictions such as those related to inbound travel from other countries are not modified or eliminated, there is a resumption of the suspension of the China Individual Visit Scheme, or the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our operations, cash flows and financial condition will be further materially impacted. While our properties were open and operating at reduced levels due to lower visitation with the required safety measures in place as described above during the six months ended June 30, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations. We have sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$766 million and access to US$1.04 billion of available borrowing capacity from our 2018 SCL Revolving Facility as at June 30, 2022. In addition, US$1.0 billion was advanced from LVS, the Company’s Controlling Shareholder, to the Company through a term loan on July 11, 2022 (refer to subsequent event section below). We believe we are able to support continuing operations, complete the major construction projects that are underway, proceed with the Macao concession renewal process and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items. Macao Subconcession Gaming in Macao is administered by the government through concession contracts awarded to three different Concessionaires and three Subconcessionaires, of which VML, a subsidiary of the Company, is one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the Subconcession has been extended from June 26, 2022 to December 31, 2022. VML paid the Macao government MOP47 million (approximately US$6 million at exchange rates in effect on June 30, 2022) and will provide a bank guarantee of MOP2,310 million (approximately US$286 million at exchange rates in effect on June 30, 2022) by September 23, 2022 to secure the fulfillment of VML’s payment obligations towards its employees should VML be unsuccessful in tendering for a new concession contract after its Subconcession expires. 8 INTERIM REPORT 2022.

SANDS CHINA LTD. 2.1 BUSINESS OVERVIEW AND OUTLOOK In order to enable VML to fulfill the relevant requirements to become eligible to obtain the Subconcession extension as mentioned above, each of VML, VCL and VOL entered into the Undertakings, pursuant to which each of VML, VCL and VOL has undertaken, pursuant to article 40 of the Gaming Law (as defined below) and article 43 of VML’s Subconcession Contract, to revert to Macao the relevant gaming equipment and Relevant Areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. The total casino areas and supporting areas subject to reversion is approximately 136,000 square meters, representing approximately 4.7% of the total property area of these entities. On June 21, 2022, the Macao Legislative Assembly passed a draft bill entitled Amendment to Law No. 16/2001 to amend Macao’s gaming law, which was published in the Macao Official Gazette on June 22, 2022 as Law No. 7/2022, and became effective on June 23, 2022 (the “Gaming Law”). Certain changes to the Gaming Law include a reduction in the term of future gaming concessions to ten (10) years; authorization of up to six (6) gaming concession contracts; an increase in the minimum capital contribution of concessionaires to MOP5 billion (approximately US$619 million at exchange rates in effect on June 30, 2022); an increase in the percentage of the share capital of the concessionaire that must be held by the local managing director to 15%; a requirement that casinos be located in real estate owned by the concessionaire; and a prohibition of revenue sharing arrangements between gaming promoters and concessionaires. On July 5, 2022, the Macao government published Administrative Regulation No. 28/2022 — Amendment of Administrative Regulation No. 26/2001, which sets forth the regulations governing the upcoming tender for gaming concessions in Macao. The regulation includes details on the process of bidding for the gaming concessions, qualifications of the companies bidding and the criteria for granting them. On July 26, 2022, the Chief Executive of Macao issued Dispatch No. 135/2022 ordering the establishment of a Tender Committee to review tender proposals and prepare a report upon which a decision by the Chief Executive of Macao to award provisional gaming concession contracts will be based. On July 27, 2022, the Chief Executive of Macao issued Dispatch No. 136/2022 announcing the launch of a public tender for the awarding of six concessions for operation of games of chance in casinos in Macao. Proposals must be submitted to the Tender Committee on or before September 14, 2022. We are currently preparing our tender proposal and submission and continue to believe we will be successful in obtaining a new gaming concession when our current Subconcession expires; however, it is possible the Macao government could further change or interpret the associated gaming laws in a manner that could negatively impact us. Under our Senior Notes indentures, upon the occurrence of any event resulting from any change in the Gaming Law (as defined in the indentures) or any action by the gaming authority after which none of the Company or any of its subsidiaries own or manage casino or gaming areas or operate casino games of fortune and chance in Macao in substantially the same manner as they were owning or managing casino or gaming areas or operating casino games as at the issue date of the Senior Notes, for a period of 30 consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, each holder of the Senior Notes would have the right to require us to repurchase all or any part of such holder’s Senior Notes at par, plus any accrued and unpaid interest (the Investor Put Option). Additionally, under the 2018 SCL Credit Facility, the events that trigger an Investor Put Option under the Senior Notes (as described above) would be an event of default, which may result in commitments being immediately cancelled, in whole or in part, and the related outstanding balances and accrued interest, if any, becoming immediately due and payable. 9 INTERIM REPORT 2022

SANDS CHINA LTD. 2.1 BUSINESS OVERVIEW AND OUTLOOK The Subconcession not being renewed and the potential impact if holders of the Senior Notes and the agent have the ability to, and make the election to, accelerate the repayment of our debt would have a material adverse effect on our business, financial condition, results of operations and cash flows. We are in the process for a concession renewal as indicated above. Subsequent Event On July 11, 2022, the Company entered into an intercompany term loan agreement with its Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028 (the “LVS Loan”). In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the LVS Loan, following which only cash interest at 5% per annum will be payable. The LVS Loan is pre-payable by the Company in whole or in part at any time without penalty. The LVS Loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group. Outlook During the first half of 2022, the Londoner Arena and the expansion of Shoppes at Londoner were completed, which marks the completion of all key milestones of The Londoner Macao project. While pandemic-related restrictions continued to impact our financial results in the first half of 2022, we remain enthusiastic about the opportunity to welcome more guests back to our properties as greater volumes of visitors are eventually able to travel to Macao. We also remain steadfast in our commitment to supporting our team members and to helping those in need in our local communities as they recover from the impact of the COVID-19 Pandemic. Our industry-leading investments in our team members, our communities, and our integrated resort property portfolio position us exceedingly well to deliver future growth as these travel restrictions subside and the recovery comes to fruition. INDUSTRY The Macao gaming industry continued to be impacted by the COVID-19 Pandemic due to tighter travel restrictions as a result of increased positive COVID-19 cases in the first six months of 2022. Total gross gaming revenues were MOP26.3 billion for the six months ended June 30, 2022 (approximately US$3.25 billion at exchange rates in effect on June 30, 2022), a 46.4% decrease compared to the six months ended June 30, 2021. In addition, total visitation to Macao for the six months ended June 30, 2022 was 3.5 million, a 11.8% decrease compared to the six months ended June 30, 2021. The duration and intensity of this global health emergency and related disruptions are uncertain. Proximity to major Asian cities Visitors from Hong Kong, South China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia. Due to various COVID-19 related restrictions and closures, these transportation methods continue to be negatively impacted. Prior to the COVID-19 Pandemic, Macao drew a significant number of customers who were visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry services, Cotai Water Jet. The Hong Kong-Zhuhai-Macao Bridge (the “HZMB”), which connects Hong Kong, Macao and Zhuhai, has reduced the travel time between Hong Kong and Macao from one hour by ferry to approximately 45 minutes on the road. The HZMB is part of the Greater Bay Area Initiative and plays a key role in connecting the cities in the Greater Bay Area, facilitating visitation to Macao. Macao is also accessible from Hong Kong by helicopter. Competition in Macao There have been no material changes to the information disclosed in the Company’s 2021 annual report regarding the competition in Macao. 10 INTERIM REPORT 2022

SANDS CHINA LTD. 2.1 BUSINESS OVERVIEW AND OUTLOOK LEGAL PROCEEDINGS On January 19, 2012, Asian American Entertainment Corporation, Limited (“AAEC”) filed a claim with the Macao Judicial Court (Tribunal Judicial de Base) against VML, LVS Nevada, LVS LLC and Venetian Casino (collectively, the “Defendants”). The claim was for 3.0 billion patacas (approximately US$373 million at exchange rates in effect on December 31, 2021) as compensation for damages resulting from the alleged breach of agreements entered into between AAEC and LVS Nevada, LVS LLC and Venetian Casino (collectively, the “U.S. Defendants”) for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. On March 24, 2014, the Macao Judicial Court issued a decision holding that AAEC’s claim against VML is unfounded and that VML be removed as a party to the proceedings, and the claim should proceed exclusively against the U.S. Defendants. On May 8, 2014, AAEC lodged an appeal against that decision and the appeal is currently pending. On July 15, 2019, AAEC submitted a request to the Macao Judicial Court to increase the amount of its claim to 96.45 billion patacas (approximately US$12.01 billion at exchange rates in effect on December 31, 2021), allegedly representing lost profits from 2004 to 2018 and reserving its right to claim for lost profits up to 2022 in due course at the enforcement stage. On September 4, 2019, the Macao Judicial Court allowed AAEC’s request to increase the amount of its claim. On September 17, 2019, the U.S. Defendants appealed the decision granting AAEC’s request and that appeal is currently pending. On June 18, 2020, the U.S. Defendants moved to reschedule the trial, which had been scheduled to begin on September 16, 2020, due to travel disruptions and other extraordinary circumstances resulting from the ongoing COVID-19 Pandemic. The Macao Judicial Court granted that motion and rescheduled the trial to begin on June 16, 2021. On April 16, 2021, the U.S. Defendants again moved to reschedule the trial because continued travel disruptions resulting from the pandemic prevented the representatives of the U.S. Defendants and certain witnesses from attending the trial as scheduled. AAEC opposed that motion on April 29, 2021. The Macao Judicial Court denied the U.S. Defendants’ motion on May 28, 2021, concluding that, under Macao law, it lacked the power to reschedule the trial absent agreement of the parties. The U.S. Defendants appealed that ruling on June 16, 2021, and that appeal is currently pending. The trial began as scheduled on June 16, 2021. The Macao Judicial Court heard testimony on June 16, 17, 23, and July 1, 2021. By an order dated June 17, 2021, the Macao Judicial Court scheduled additional trial dates during September, October and December 2021 to hear witnesses subject to COVID-19 travel restrictions that prevented or severely limited their ability to enter Macao. That order also provided a procedure for the parties to request written testimony from witnesses who were not able to travel to Macao on those dates. On September 6, 2021, AAEC notified the Macao Judicial Court that it would not be bringing any additional witnesses to testify in-person on the scheduled hearing dates. In submissions dated September 6 and September 20, 2021, the U.S. Defendants notified the Macao Judicial Court that certain of their witnesses remained unable to attend the September hearing dates due to ongoing travel restrictions related to the COVID-19 Pandemic. By orders dated September 11 and September 23, 2021, the Macao Judicial Court cancelled the various hearing dates scheduled in September. The Macao Judicial Court heard additional testimony on October 8, 11, and 15, and December 14 and 15, 2021. Certain witnesses who were not able to enter Macao due to ongoing COVID-19 travel restrictions presented testimony in writing. AAEC presented its factual summation on January 21, 2022. On January 26, 2022, the U.S. Defendants presented their factual summation, and AAEC and the U.S. Defendants presented rebuttal summations. A hearing was held on February 15, 2022 at which the Macao Judicial Court announced its findings on the disputed facts. That hearing continued on February 18, 2022 for the purpose of hearing any objections to the court’s findings. On February 28, 2022, Plaintiff submitted its legal summation to the court file, and on March 10, 2022 the U.S. Defendants submitted their rebuttal. Final decision from the Macao Judicial Court on the merits of this action was passed on April 28, 2022, the court ruled in favor of the U.S. Defendants. On May 13, 2022 the Plaintiff appealed both the decision on the facts and the decision on the merits. On July 5, 2022, the Plaintiff’s submitted its appeal brief. The case is now pending submission of the U.S. Defendants’ response to the appeal brief. The Company will continue to defend this matter vigorously. The Company is involved in other litigation in addition to the one described above, arising in the ordinary course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows. 11 INTERIM REPORT 2022

SANDS CHINA LTD. 2.2 MANAGEMENT DISCUSSION AND ANALYSIS RESULTS OF OPERATIONS Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021 Net Revenues Our net revenues consisted of the following: Six months ended June 30, 2022 2021 Percent change US$ in millions Casino 568 1,182 (51.9)% Rooms 98 147 (33.3)% Mall 193 218 (11.5)% Food and beverage 37 49 (24.5)% Convention, ferry, retail and other 19 24 (20.8)% Total net revenues 915 1,620 (43.5)% Total net revenues were US$915 million for the six months ended June 30, 2022, a decrease of 43.5%, compared to US$1.62 billion for the six months ended June 30, 2021. Net revenues decreased across all business categories, mainly driven by a decrease in visitation due to tighter travel restrictions as a result of increased positive COVID-19 cases in the nearby region and Macao during the six months ended June 30, 2022. Our net casino revenues for the six months ended June 30, 2022 were US$568 million, a decrease of 51.9%, compared to US$1.18 billion for the six months ended June 30, 2021. Net casino revenues decreased across all properties primarily driven by decreased visitation. 12 INTERIM REPORT 2022

SANDS CHINA LTD.
2.2 MANAGEMENT DISCUSSION AND ANALYSIS

The following table summarizes the results of our casino activity:

	Six months ended June 30, 2022	2021	Change
		US$ in millions	
The Venetian Macao			
Total net casino revenues	**248**	573	(56.7)%
Non-Rolling Chip drop	**968**	1,907	(49.2)%
Non-Rolling Chip win percentage	**25.3%**	27.5%	(2.2)pts
Rolling Chip volume	**984**	2,740	(64.1)%
Rolling Chip win percentage[(i)]	**3.65%**	4.70%	(1.05)pts
Slot handle	**677**	1,013	(33.2)%
Slot hold percentage	**3.7%**	3.8%	(0.1)pts
The Londoner Macao			
Total net casino revenues	**121**	224	(46.0)%
Non-Rolling Chip drop	**529**	959	(44.8)%
Non-Rolling Chip win percentage	**22.5%**	21.3%	1.2pts
Rolling Chip volume	**591**	1,648	(64.1)%
Rolling Chip win percentage[(i)]	**4.58%**	4.43%	0.15pts
Slot handle	**394**	483	(18.4)%
Slot hold percentage	**3.5%**	3.8%	(0.3)pts
The Parisian Macao			
Total net casino revenues	**75**	128	(41.4)%
Non-Rolling Chip drop	**271**	657	(58.8)%
Non-Rolling Chip win percentage	**24.5%**	21.7%	2.8pts
Rolling Chip volume	**209**	146	43.2%
Rolling Chip win percentage[(i)]	**9.39%**	(0.53)%	9.92pts
Slot handle	**187**	467	(60.0)%
Slot hold percentage	**3.7%**	3.2%	0.5pts
The Plaza Macao			
Total net casino revenues	**93**	189	(50.8)%
Non-Rolling Chip drop	**316**	606	(47.9)%
Non-Rolling Chip win percentage	**26.1%**	22.5%	3.6pts
Rolling Chip volume	**1,063**	1,965	(45.9)%
Rolling Chip win percentage[(i)]	**4.03%**	5.52%	(1.49)pts
Slot handle	**12**	22	(45.5)%
Slot hold percentage	**8.0%**	4.8%	3.2pts
Sands Macao			
Total net casino revenues	**31**	68	(54.4)%
Non-Rolling Chip drop	**134**	253	(47.0)%
Non-Rolling Chip win percentage	**18.6%**	16.1%	2.5pts
Rolling Chip volume	**146**	816	(82.1)%
Rolling Chip win percentage[(i)]	**4.65%**	5.22%	(0.57)pts
Slot handle	**244**	319	(23.5)%
Slot hold percentage	**3.0%**	3.4%	(0.4)pts

(i) This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty program and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

13
INTERIM REPORT 2022

SANDS CHINA LTD.
2.2 MANAGEMENT DISCUSSION AND ANALYSIS

Room revenues for the six months ended June 30, 2022 were US$98 million, a decrease of 33.3%, compared to US$147 million for the six months ended June 30, 2021. The decrease was mainly driven by decreased occupancy rates and decreased revenue per available room driven by lower visitation across our properties.

The following table summarizes the results of our room activity:

	Six months ended June 30,		
	2022	2021	Change
	US$ in millions, except average daily rate and revenue per available room		
The Venetian Macao			
Total room revenues	**28**	43	(34.9)%
Occupancy rate	**39.9%**	52.9%	(13.0)pts
Average daily rate (in US$)	**146**	158	(7.6)%
Revenue per available room (in US$)	**58**	84	(31.0)%
The Londoner Macao(i)			
Total room revenues	**33**	47	(29.8)%
Occupancy rate	**26.5%**	40.4%	(13.9)pts
Average daily rate (in US$)	**146**	160	(8.8)%
Revenue per available room (in US$)	**39**	65	(40.0)%
The Parisian Macao			
Total room revenues	**18**	29	(37.9)%
Occupancy rate	**39.2%**	52.6%	(13.4)pts
Average daily rate (in US$)	**110**	119	(7.6)%
Revenue per available room (in US$)	**43**	62	(30.6)%
The Plaza Macao			
Total room revenues	**15**	23	(34.8)%
Occupancy rate	**29.5%**	46.1%	(16.6)pts
Average daily rate (in US$)	**429**	439	(2.3)%
Revenue per available room (in US$)	**127**	202	(37.1)%
Sands Macao			
Total room revenues	**4**	5	(20.0)%
Occupancy rate	**56.9%**	71.3%	(14.4)pts
Average daily rate (in US$)	**132**	140	(5.7)%
Revenue per available room (in US$)	**75**	100	(25.0)%

Note: As a result of the COVID-19 Pandemic, a number of rooms were utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao in the first half of 2022 and 2021. These rooms were excluded from the calculation of hotel statistics above.

(i) Includes Londoner Court which opened in September 2021.

14
INTERIM REPORT 2022

SANDS CHINA LTD.
2.2 MANAGEMENT DISCUSSION AND ANALYSIS

Mall revenues for the six months ended June 30, 2022 were US$193 million, a decrease of 11.5%, compared to US$218 million for the six months ended June 30, 2021. The decrease was primarily due to decreased turnover rent and base rent.

The following table summarizes the results of our mall activity on Cotai:

	Six months ended June 30,		
	2022	2021	Change
	US$ in millions, except per square foot amount		
Shoppes at Venetian			
Total mall revenues	**85**	95	(10.5)%
Mall gross leasable area (in square feet)	**814,720**	814,731	—
Occupancy	**75.1%**	79.2%	(4.1)pts
Base rent per square foot (in US$)	**299**	297	0.7%
Tenant sales per square foot (in US$)(i)	**1,169**	1,227	(4.7)%
Shoppes at Londoner			
Total mall revenues	**26**	30	(13.3)%
Mall gross leasable area (in square feet)	**605,429**	520,941	16.2%
Occupancy	**58.3%**	60.9%	(2.6)pts
Base rent per square foot (in US$)	**141**	136	3.7%
Tenant sales per square foot (in US$)(i)	**1,407**	1,058	33.0%
Shoppes at Parisian			
Total mall revenues	**15**	20	(25.0)%
Mall gross leasable area (in square feet)	**296,322**	296,145	0.1%
Occupancy	**73.2%**	78.1%	(4.9)pts
Base rent per square foot (in US$)	**129**	147	(12.2)%
Tenant sales per square foot (in US$)(i)	**475**	593	(19.9)%
Shoppes at Four Seasons			
Total mall revenues	**67**	73	(8.2)%
Mall gross leasable area (in square feet)	**248,663**	244,104	1.9%
Occupancy	**94.4%**	93.9%	0.5pts
Base rent per square foot (in US$)	**544**	548	(0.7)%
Tenant sales per square foot (in US$)(i)	**5,139**	5,389	(4.6)%

Note: This table excludes the results of our mall operations at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the six months ended June 30, 2022 and 2021. Base rent per square foot presented above excludes the impact of these rent concessions.

(i) Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period.

15
INTERIM REPORT 2022

SANDS CHINA LTD.
2.2 MANAGEMENT DISCUSSION AND ANALYSIS

Food and beverage revenues for the six months ended June 30, 2022 were US$37 million, a decrease of 24.5%, compared to US$49 million for the six months ended June 30, 2021. The decrease was primarily driven by a decrease in property visitation.

Convention, ferry, retail and other revenues for the six months ended June 30, 2022 were US$19 million, a decrease of 20.8%, compared to US$24 million for the six months ended June 30, 2021. The decrease was primarily driven by a decrease in revenue from rooms provided for quarantine and medical observation purposes, as well as revenue from limousines due to decreased property visitation.

Operating Expenses

Our operating expenses consisted of the following:

	Six months ended June 30,		
	2022	2021	Percent change
		US$ in millions	
Casino	**600**	934	(35.8)%
Rooms	**57**	60	(5.0)%
Mall	**24**	20	20.0%
Food and beverage	**61**	66	(7.6)%
Convention, ferry, retail and other	**27**	26	3.8%
Provision for expected credit losses, net	**2**	6	(66.7)%
General and administrative expense	**275**	282	(2.5)%
Corporate expense	**27**	35	(22.9)%
Pre-opening expense	**(1)**	5	(120.0)%
Depreciation and amortization	**379**	358	5.9%
Net foreign exchange losses	**37**	10	270.0%
Fair value gain on derivative financial instruments	**(1)**	—	N.M.
Loss on disposal of property and equipment, investment properties and intangible assets	**2**	7	(71.4)%
Total operating expenses	**1,489**	1,809	(17.7)%

N.M. — not meaningful

Operating expenses were US$1.49 billion for the six months ended June 30, 2022, a decrease of 17.7%, compared to US$1.81 billion for the six months ended June 30, 2021. The decrease in operating expenses was primarily driven by decreased levels of business due to continuous impact of the COVID-19 Pandemic.

Casino expenses for the six months ended June 30, 2022 were US$600 million, a decrease of 35.8%, compared to US$934 million for the six months ended June 30, 2021. The decrease was primarily due to a decrease in gaming taxes as a result of decreased casino revenues, as previously described.

Room expenses for the six months ended June 30, 2022 were US$57 million, a decrease of 5%, compared to US$60 million for the six months ended June 30, 2021. The decrease was primarily driven by decreases in payroll, management fees and other operating expenses as a result of lower hotel occupancy.

16
INTERIM REPORT 2022

SANDS CHINA LTD. 2.2 MANAGEMENT DISCUSSION AND ANALYSIS Mall expenses for the six months ended June 30, 2022 were US$24 million, an increase of 20%, compared to US$20 million for the six months ended June 30, 2021. The increase was primarily driven by increased marketing expenses. Food and beverage expenses for the six months ended June 30, 2022 were US$61 million, a decrease of 7.6%, compared to US$66 million for the six months ended June 30, 2021. The decrease was primarily driven by decreases in payroll and cost of sales consistent with lower business volumes. Provision for expected credit losses, net for the six months ended June 30, 2022 were US$2 million, a decrease of 66.7%, compared to US$6 million for the six months ended June 30, 2021. The decrease was primarily driven by a decrease in provision due to the closure of fixed room junket operations. General and administrative expenses were US$275 million for the six months ended June 30, 2022, a decrease of 2.5%, compared to US$282 million for the six months ended June 30, 2021. The decrease was primarily driven by decreases in marketing and payroll costs. Corporate expenses were US$27 million for the six months ended June 30, 2022, a decrease of 22.9%, compared to US$35 million for the six months ended June 30, 2021. The decrease was primarily driven by a decrease in royalty fees due to decreased revenues across all properties. Pre-opening expenses were a credit of US$1 million for the six months ended June 30, 2022, compared to an expense of US$5 million for the six months ended June 30, 2021. The decrease was primarily due to pre-opening activities at The Londoner Macao in 2021. Depreciation and amortization expenses were US$379 million for the six months ended June 30, 2022, an increase of 5.9%, compared to US$358 million for the six months ended June 30, 2021. The increase was primarily due to the addition at The Londoner Macao for those areas that were completed. Net foreign exchange losses for the six months ended June 30, 2022 were US$37 million and were primarily associated with the remeasurement of US$ denominated debt. This is compared with net foreign exchange losses of US$10 million for the six months ended June 30, 2021. Loss on disposal of property and equipment, investment properties and intangible assets for the six months ended June 30, 2022 was US$2 million, a decrease of 71.4%, compared to US$7 million for the six months ended June 30, 2021. The decrease was primarily due to decreases in asset disposals and demolition costs related to The Londoner Macao project. 17 INTERIM REPORT 2022

SANDS CHINA LTD. 2.2 MANAGEMENT DISCUSSION AND ANALYSIS Adjusted Property EBITDA(i) The following table summarizes information related to our segments: Six months ended June 30, 2022 2021 Percent change US$ in millions The Venetian Macao (2) 190 (101.1)% The Londoner Macao (87) (28) 210.7% The Parisian Macao (40) (8) 400.0% The Plaza Macao 49 114 (57.0)% Sands Macao (39) (31) 25.8% Ferry and other operations (1) (3) (66.7)% Total adjusted property EBITDA (120) 234 (151.3)% Adjusted property EBITDA for the six months ended June 30, 2022 was a loss of US$120 million, compared to adjusted property EBITDA of US$234 million for the six months ended June 30, 2021. The decrease was driven by decreased visitation at our properties as tighter border restrictions were introduced as a result of increased COVID-19 cases in Macao and the surrounding region. Management continues to focus on operational efficiencies and cost control measures on the gaming and non-gaming businesses. (i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before sharebased compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies. 18 INTERIM REPORT 2022

SANDS CHINA LTD. 2.2 MANAGEMENT DISCUSSION AND ANALYSIS Finance Costs The following table summarizes information related to finance costs: Six months ended June 30, 2022 2021 Percent change US$ in millions Interest and other finance costs 190 196 (3.1)% Less: interest capitalized (1) (7) (85.7)% Finance costs, net 189 189 — Finance costs, net of amounts capitalized, of US$189 million for the six months ended June 30, 2022 remained flat compared to the six months ended June 30, 2021. Our weighted average interest rate for the six months ended June 30, 2022 was approximately 4.5%, compared to 5.2% for the six months ended June 30, 2021. The decrease in the weighted average interest rate was primarily due to the issuance of the Senior Notes in September 2021, which carries a lower interest rate than the Senior Notes extinguished in September 2021. The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings. Loss for the Period Loss for the six months ended June 30, 2022 was US$760 million, compared to a loss of US$381 million for the six months ended June 30, 2021. LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES We fund our operations through cash generated from our operations and our debt financing. As at June 30, 2022, we held total unrestricted cash and cash equivalents of US$766 million. Such cash and cash equivalents were primarily held in HK$. Our 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA, as defined. In July 2021, we extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived our requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.50x, through January 1, 2023. Our compliance with our financial covenants for periods beyond January 1, 2023 could be affected by certain factors beyond our control, such as the impact of the COVID-19 Pandemic, including current travel and border restrictions continuing in the future. We will pursue additional waivers to meet the required financial covenant ratios, which include a maximum leverage ratio of 4.0x under our 2018 SCL Credit Facility for periods beyond January 1, 2023, in addition to an extension of the maturity of the 2018 SCL Credit Facility beyond its maturity on July 31, 2023, if necessary. We believe we will be successful in obtaining an extension to the waiver and maturity of the 2018 SCL Credit Facility, although no assurance can be provided that such extension will be granted, which could negatively impact our ability to be in compliance with our debt covenants for periods beyond January 1, 2023, and its available liquidity. 19 INTERIM REPORT 2022

SANDS CHINA LTD.

2.2 MANAGEMENT DISCUSSION AND ANALYSIS

Any defaults under our debt agreements would allow the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If the lenders were to exercise their rights to accelerate the due dates of the indebtedness outstanding, there can be no assurance we would be able to repay or refinance any amounts that may become due and payable under such agreements, which could force us to restructure or alter our operations or debt obligations.

During the six months ended June 30, 2022, we drew down a total of US$700 million under the 2018 SCL Revolving Facility for general corporate purposes.

On July 11, 2022, the Company entered into an intercompany term loan agreement with LVS, pursuant to which LVS has extended to the Company a subordinated unsecured term loan in the amount of US$1.0 billion on July 11, 2022 repayable on July 11, 2028. LVS provided the LVS Loan to the Company in order to support, among other things, the working capital and general corporate purposes of the Group.

We believe we have sufficient liquidity in place, including total unrestricted cash and cash equivalents of US$766 million, access to available borrowing capacity of US$1.04 billion under our 2018 SCL Revolving Facility as at June 30, 2022 and funds from the US$1.0 billion LVS Loan on July 11, 2022. We also believe we are well positioned to support our continuing operations, accomplish the requirements in connection with the Macao concession renewal and complete any construction projects that are underway and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Cash Flows — Summary

Our cash flows consisted of the following:

	Six months ended June 30, 2022	2021
	US$ in millions	
Net cash (used in)/generated from operating activities	**(281)**	71
Net cash used in investing activities	**(149)**	(385)
Net cash from financing activities	**521**	315
Net increase in cash and cash equivalents	**91**	1
Cash and cash equivalents at beginning of period	**678**	861
Effect of exchange rate on cash and cash equivalents	**(3)**	(1)
Cash and cash equivalents at end of period	**766**	861

Cash Flows — Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was US$281 million, compared to US$71 million of net cash generated from operating activities for the six months ended June 30, 2021. We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash used in operating activities of US$281 million was primarily attributable to the increased operating losses resulting from a decrease in visitation due to the travel restrictions across key mainland China markets and Macao during the six months ended June 30, 2022.

20

INTERIM REPORT 2022

SANDS CHINA LTD.
2.2 MANAGEMENT DISCUSSION AND ANALYSIS

Cash Flows — Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was US$149 million primarily attributable to capital expenditures of US$156 million, of which included US$118 million for The Londoner Macao, US$31 million for The Venetian Macao, and US$7 million for our other operations, mainly at The Plaza Macao, The Parisian Macao and Sands Macao.

Cash Flows — Financing Activities

Net cash from financing activities for the six months ended June 30, 2022 was US$521 million, primarily attributable to a total drawdown of US$700 million under the 2018 SCL Credit Facility during the first half of 2022, partially offset by US$169 million in interest payments.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Six months ended June 30,	
	2022	2021
	US$ in millions	
The Venetian Macao	**31**	38
The Londoner Macao	**118**	340
The Parisian Macao	**1**	2
The Plaza Macao	**4**	6
Sands Macao	**2**	3
Total capital expenditures	**156**	389

Capital expenditures are used primarily for new projects and to renovate, upgrade and maintain existing properties.

The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. The Londoner Macao presents a range of new attractions and features, including some of London's most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The integrated resort features The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham, Londoner Court with approximately 370 luxury suites and the 6,000-seat Londoner Arena. The Londoner Arena and the expansion of Shoppes at Londoner have been completed during the first half of 2022.

We anticipate the total costs associated with The Londoner Macao development project described above and the completed The Grand Suites at Four Seasons to be approximately US$2.20 billion, of which US$2.11 billion was spent as at June 30, 2022. We expect to fund our developments through a combination of cash on hand, borrowings from the 2018 SCL Credit Facility and surplus from operating cash flows.

21
INTERIM REPORT 2022

SANDS CHINA LTD. 2.2 MANAGEMENT DISCUSSION AND ANALYSIS CAPITAL COMMITMENTS Future commitments for property and equipment that are not recorded in the financial statements herein are as follows: June 30, 2022 December 31, 2021 US$ in millions Contracted but not provided for 68 75 DIVIDENDS The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2021. The Board does not recommend the payment of an interim dividend for the six months ended June 30, 2022. CONTINGENT LIABILITIES The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows. CAPITAL RISK MANAGEMENT The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk. The capital structure of the Group consists of debt (including current and non-current interest-bearing borrowings as shown in Note 12 to the condensed consolidated financial statements), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves. 22 INTERIM REPORT 2022

SANDS CHINA LTD. 2.2 MANAGEMENT DISCUSSION AND ANALYSIS The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio (gearing ratio) at an appropriate level based on its assessment of the current risk and circumstances. This ratio is calculated as net debt divided by total capital. Net debt is calculated as interest bearing borrowings, net of deferred financing costs, less cash and cash equivalents and restricted cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt. June 30, 2022 December 31, 2021 US$ in millions Interest bearing borrowings, net of deferred financing costs 8,526 7,820 Less: cash and cash equivalents (766) (678) restricted cash and cash equivalents (16) (16) Net debt 7,744 7,126 Total equity 130 888 Total capital 7,874 8,014 Gearing ratio 98.3% 88.9% The increase in the gearing ratio during the six months ended June 30, 2022 was primarily due to a total drawdown of US$700 million under the 2018 SCL Credit Facility during the six months ended June 30, 2022 and a reduction in total equity of US$758 million as a result of the net loss during the six months ended June 30, 2022. INTEREST RATE AND FOREIGN EXCHANGE RATE RISKS The Group’s primary exposures to market risk are interest rate risk associated with its long-term borrowings, and foreign currency exchange rate risk associated with the Group’s operations and its long-term borrowings. The Group has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk. This policy enables the Group to use any combination of interest rate swaps, futures, options, caps, forward contracts and similar instruments. The Group’s foreign currency transactions are mainly denominated in US$. The majority of assets and liabilities are denominated in US$, HK$ and MOP, and there are no significant assets and liabilities denominated in other currencies. The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognized assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. During the six months ended June 30, 2022, the Group has cross currency swap contracts for foreign currency hedging purposes related to its Senior Notes. MATERIAL ACQUISITION AND DISPOSAL There has been no material acquisition or disposal of subsidiaries, associates or joint ventures by the Group during the six months ended June 30, 2022. 23 INTERIM REPORT 2022

SANDS CHINA LTD. 2.3 STAKEHOLDER INFORMATION HUMAN RESOURCES As at June 30, 2022, our team member profile was as follows: Number of full-time team members: 25,110 (inclusive of 1,949 managed by hotel partners, 471 based in Zhuhai and 60 based in Hong Kong) Average age: 43 Gender ratio: Male 48% Female 52% Total number of nationalities: 52 Save as disclosed above, there have been no changes to the information disclosed in the 2021 annual report and the 2021 ESG Report regarding remuneration of team members, remuneration policies, and team members’ development and training schemes. ENVIRONMENT Our responsibility to the planet is as important to us as our commitment to the comfort and well-being of our guests and team members. The Sands ECO360 global sustainability strategy is designed to help minimize our environmental impact. It reflects our vision to lead the way in sustainable building development and resort operations. Driven by an aspirational idea, made possible through the dedication and hard work of our team members, we continue our journey to a more sustainable future. We encourage and are grateful to those Shareholders who have elected to receive our annual and interim reports via electronic means, thereby reducing the need to print hard copies of our reports. Should you wish to start receiving an electronic copy of our annual and interim reports, please refer to section 6 of this Interim Report for more information. To minimize the impact on our environment, this Interim Report is printed on recycled paper using soy ink. We have published our 2021 ESG Report in April 2022, which is available at https://www.sandschina.com/esg/download-reports.html. 24 INTERIM REPORT 2022

Entertainment That Is Simply Out Of This World.

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE 3.1 CORPORATE GOVERNANCE PRACTICES Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating shareholder value and ensuring proper management of the Company in the interests of all stakeholders. An effective system of corporate governance requires that our Board approves strategic direction, monitors performance, oversees effective risk management and internal control systems, and leads the creation of the right compliant culture across the organization. It also gives our investors confidence we are exercising our stewardship responsibilities with due skill and care. To ensure we adhere to high standards of corporate governance, we have developed our own principles and guidelines that set out how corporate governance operates in practice within the Company. This is based on the policies, principles and practices set out in the Code and draws on other best practices. Throughout the six months ended June 30, 2022 and up to the Latest Practicable Date, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices as set out in the Code. Code Provision C.2.1 — Chairman and Chief Executive Officer roles Code Provision C.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Robert Glen Goldstein since January 2021. The Company believes the combined roles of Mr. Goldstein provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives. The Company notes the presence of five Non-Executive Directors (of whom four are independent) on the Board who bring their independent judgement to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct. Furthermore, the Company’s President (Dr. Wong Ying Wai) and Chief Operating Officer (Mr. Chum Kwan Lock, Grant) are also Executive Directors and assist Mr. Goldstein in his role as the bridge between the Board and the senior management and executive team on business issues. The Company believes the balance of power and authority on the Board is adequately ensured. Code Provision F.2.2 — Annual General Meeting attendance Code Provision F.2.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Robert Glen Goldstein was unable to attend the annual general meeting held on May 20, 2022 due to travel restrictions in place as a result of the COVID-19 Pandemic. In his absence, the annual general meeting was chaired by Mr. Dylan James Williams, who together with Dr. Wong Ying Wai, liaised with Mr. Goldstein on all key matters prior to the meeting. Mr. Goldstein was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board. 3.2 MODEL CODE FOR SECURITIES TRANSACTIONS The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the six months ended June 30, 2022 and up to the date of the announcement of interim results for the six months ended June 30, 2022. 26 INTERIM REPORT 2022

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE

3.3 BOARD AND BOARD COMMITTEES COMPOSITION

There were no changes to the composition of the Board and the Board Committees of the Company during the six months ended June 30, 2022 and up to the Latest Practicable Date.

The Directors of the Company during the six months ended June 30, 2022 and as at the Latest Practicable Date are:

Executive Directors	Title	Note
Robert Glen Goldstein	Chairman of the Board and Chief Executive Officer	Re-designated January 7, 2021
Wong Ying Wai	President	Appointed January 22, 2016
Chum Kwan Lock, Grant	Chief Operating Officer	Appointed January 7, 2021
Non-Executive Director		
Charles Daniel Forman		Elected May 30, 2014
Independent Non-Executive Directors		
Chiang Yun		Appointed October 14, 2009
Victor Patrick Hoog Antink		Appointed December 7, 2012
Steven Zygmunt Strasser		Elected May 31, 2013
Kenneth Patrick Chung		Appointed July 15, 2016

The Board has established five committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee, the Capex Committee and the ESG Committee. The table below details the membership and composition of each of the five committees as at the Latest Practicable Date.

Name of Director	Audit Committee	Remuneration Committee	Nomination Committee	Capex Committee	ESG Committee
Robert Glen Goldstein	—	—	Chairman	—	—
Wong Ying Wai	—	Member	—	Member	Member
Chum Kwan Lock, Grant	—	—	—	Chairman	—
Charles Daniel Forman	—	—	—	—	—
Chiang Yun	Member	—	Member	—	Chairlady
Victor Patrick Hoog Antink	Chairman	Member	Member	Member	—
Steven Zygmunt Strasser	Member	Chairman	—	—	—
Kenneth Patrick Chung	Member	—	—	—	Member

27
INTERIM REPORT 2022

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE 3.4 DISCLOSURE OF DIRECTORS’ INFORMATION PURSUANT TO THE LISTING RULE 13.51B(1) Directors’ Service Contracts On April 22, 2022, the Board approved the renewal of the below appointment letters: • Mr. Steven Zygmunt Strasser as Independent Non-Executive Director for a term of three years commencing from May 31, 2022; and • Mr. Kenneth Patrick Chung as Independent Non-Executive Director for a term of three years commencing from July 15, 2022. Other Major Positions Held Mr. Victor Patrick Hoog Antink completed the term as a member of the Bond University Council in Australia on April 20, 2022. Mr. Chum Kwan Lock, Grant was appointed as an independent non-executive director and member of the audit and corporate governance committee of Kerry Properties Limited, a company listed on the Stock Exchange (stock code: 683), with effect from May 19, 2022. With effect from July 1, 2022, Mr. Chum was appointed as Executive Vice President — Asia Operations of LVS. Ms. Chiang Yun was appointed as the chairlady of each of the audit committee, remuneration committee and nomination committee of Goodbaby International Holdings Limited, a company listed on the Stock Exchange (stock code: 1086), with effect from May 23, 2022. Dr. Wong Ying Wai retired as an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Stock Exchange (stock code: 868), with effect from June 2, 2022. 3.5 AUDIT COMMITTEE REVIEW The Audit Committee has reviewed the accounting policies adopted by the Group and the unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and this Interim Report and was of the opinion that the preparation of such interim results complied with the applicable accounting standards and requirements and that adequate disclosures have been made. All Audit Committee members are Independent Non-Executive Directors, with Mr. Victor Patrick Hoog Antink (Chairman of the Audit Committee) and Mr. Kenneth Patrick Chung possessing the appropriate professional qualifications and accounting and related financial management expertise. 28 INTERIM REPORT 2022

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE 3.6 INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES The interests of each of the Directors and Chief Executives in the shares, underlying shares and debentures of the Company and any of the Company’s associated corporations (within the meaning of Part XV of the SFO) as at June 30, 2022, as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, are set out in the table and explanatory notes below: Name of Director Company Nature of interest Number of Shares Approximate percentage of shareholding interest Wong Ying Wai Company Beneficial owner 7,060,200(L)(1) 0.09% Chum Kwan Lock, Grant Company Beneficial owner 3,596,500(L)(2) 0.04% Name of Director Associated corporation Nature of interest Number of securities Approximate percentage of shareholding interest Robert Glen Goldstein LVS Beneficial owner 7,037,057(L)(3) 0.92% Charles Daniel Forman LVS Beneficial owner 220,984(L)(4) 0.03% The letter “L” denotes the person’s long position in such shares/securities. Notes: (1) This amount includes (a) 4,000,000 options to purchase 4,000,000 Shares, all of which are vested and exercisable, and (b) 3,060,200 unvested restricted share units of SCL. (2) This amount includes (a) 1,238,500 options to purchase 1,238,500 Shares, of which 1,108,500 are vested and exercisable, and (b) 2,358,000 unvested restricted share units of SCL. (3) This amount includes (a) 186,557 shares of LVS’ common stock, (b) 6,750,000 options to purchase 6,750,000 shares in LVS’ common stock, of which 3,250,000 are vested and exercisable, and (c) 100,500 unvested restricted stock units of LVS. (4) This amount includes (a) 215,178 shares of LVS’ common stock, and (b) 5,806 unvested shares of LVS’ restricted stock. None of the Directors or the Chief Executives had short positions in respect of shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at June 30, 2022. Save as disclosed above, so far as was known to the Directors, as at June 30, 2022, none of the Directors or the Chief Executives had, pursuant to Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interest or short position in any shares or underlying shares or interest in debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that were required to be notified to the Company and the Stock Exchange, or any interests that were required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein, or any interests that were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange. As at June 30, 2022, save as disclosed above, none of the Directors nor the Chief Executives (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares (or warrants or debentures, if applicable) of the Company and its associated corporations (within the meaning of Part XV of the SFO). 29 INTERIM REPORT 2022

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE

3.7 INTERESTS OF SUBSTANTIAL SHAREHOLDERS

The interests of substantial Shareholders in the Shares and underlying shares of the Company as at June 30, 2022, as recorded in the register required to be kept under Section 336 of Part XV of the SFO or as the Company is aware or had been notified of, are set out in the table below.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital
Irwin Chafetz	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Las Vegas Sands Corp.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Las Vegas Sands, LLC	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Venetian Casino Resort, LLC	Interest of a controlled corporation	5,657,814,885(L)	69.91%
LVS (Nevada) International Holdings, Inc.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
LVS Dutch Finance C.V.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
LVS Dutch Holding B.V.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Sands IP Asset Management B.V.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Venetian Venture Development Intermediate II	Beneficial owner	5,657,814,885(L)	69.91%

The letter "L" denotes the person's long position in such shares.

As at June 30, 2022, VVDI (II) was a substantial Shareholder which held 5,657,814,885 Shares (representing approximately 69.91% of the total issued share capital of the Company). VVDI (II) was a wholly-owned subsidiary of Sands IP. Sands IP was a wholly-owned subsidiary of LVS Dutch Holding, which was in turn wholly-owned by LVS Dutch Finance. LVS Dutch Finance was 99% owned by LVS Nevada, with the remaining 1% owned by a wholly-owned subsidiary of LVS Nevada, which was in turn wholly-owned by Venetian Casino. Venetian Casino was a wholly-owned subsidiary of LVS LLC, which was in turn wholly-owned by LVS. Mr. Irwin Chafetz had voting control in certain shares of common stock of LVS resulting in him having one-third or more of the voting power at general meetings of LVS. Other than 89,105 shares (0.01%) of LVS' common stock owned directly by Mr. Chafetz, all other shares of LVS' common stock were held by Mr. Chafetz as a (co-)trustee of trusts and co-manager of a limited liability company, in each case for the benefit of members of the Adelson family.

As at June 30, 2022, the Company had not been notified of any short positions being held by any substantial Shareholder in the Shares or underlying shares of the Company.

3.8 INTERESTS OF ANY OTHER PERSONS

Save as disclosed above, as at June 30, 2022, the Company had not been notified of any persons who had interests or short positions in the Shares or underlying shares of the Company, as recorded in the register required to be kept under Section 336 of Part XV of the SFO.

30
INTERIM REPORT 2022

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE 3.9 EQUITY AWARD PLANS The Company maintained the 2009 Equity Award Plan and the 2019 Equity Award Plan (collectively the “Equity Award Plan”) for the purpose of attracting able persons to enter and remain in the employ of our Group. They will also provide a means whereby employees, directors and consultants of our Group can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of Shares, thereby strengthening their commitment to the welfare of our Group and promoting an identity of interest between Shareholders and these persons. 2009 Equity Award Plan The Company adopted the 2009 Equity Award Plan on November 8, 2009 (amended on February 19, 2016) which expired on November 30, 2019, being the tenth anniversary of November 30, 2009. On and after November 30, 2019, no awards may be granted under the 2009 Equity Award Plan. However, all existing awards granted under the 2009 Equity Award Plan which are unexercised or unvested will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan. 2019 Equity Award Plan The 2019 Equity Award Plan was approved by the Shareholders at the Company’s annual general meeting held on May 24, 2019, and took effect on December 1, 2019. There is no material difference between the terms of the 2009 Equity Award Plan and the terms of the 2019 Equity Award Plan. Unless otherwise terminated, the 2019 Equity Award Plan will be valid and effective for a period of ten years from December 1, 2019. The 2019 Equity Award Plan is subject to the administration of the Remuneration Committee. The maximum number of Shares that may be issued upon exercise of all share-based awards (including options) under which new Shares will be issued to be granted under the 2019 Equity Award Plan and similar share-based awards under any other award plans of the Company (under which new Shares will be issued pursuant to any grant) must not in aggregate exceed 808,619,139 Shares, representing 10% of the total number of Shares in issue as at May 24, 2019, being the date of Shareholders’ approval of the 2019 Equity Award Plan, excluding for this purpose options (or any other share-based awards) that have lapsed in accordance with the terms of the 2019 Equity Award Plan (or any other plans of our Company). The total number of Shares issued and which may be issued upon exercise of options or other share-based awards granted and to be granted (including both exercised, cancelled, outstanding options, Shares and other share-based awards which have been granted and accepted) to each eligible person, when aggregated with any similar share-based awards under any other plans of the Company granted to that eligible person, in any 12-month period prior to (and including) the date of grant shall not exceed 1% of the Shares in issue on the date of grant. Share Options As at June 30, 2022, 140,932,591 options to purchase Shares had been granted under the 2009 Equity Award Plan of which 45,323,782 options had been exercised and 48,357,809 options had lapsed. No options to purchase Shares had been granted under the 2019 Equity Award Plan during the six months ended June 30, 2022. 31 INTERIM REPORT 2022

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE

Details of the grant of options and a summary of movements of the outstanding options during the six months ended June 30, 2022 under the 2009 Equity Award Plan were as follows:

Directors & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options: outstanding as at January 1, 2022	granted during the period	lapsed during the period	exercised during the period	outstanding as at June 30, 2022	Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
Wong Ying Wai	November 2, 2015	4,000,000[2]	28.59	28.15	November 2, 2016–November 1, 2025	4,000,000	—	—	—	4,000,000	—
Chum Kwan Lock, Grant	February 24, 2016	406,000	26.97	27.05	February 24, 2017–February 23, 2026	101,500	—	—	—	101,500	—
	February 24, 2017	406,000	32.15	32.25	February 24, 2018–February 23, 2027	203,000	—	—	—	203,000	—
	February 26, 2018	414,000	44.85	44.00	February 26, 2019–February 25, 2028	414,000	—	—	—	414,000	—
	February 25, 2019	520,000	39.25	39.00	February 25, 2020–February 24, 2029	520,000	—	—	—	520,000	—
Other eligible employees	August 31, 2012	1,538,100	26.82	27.50	August 31, 2013–August 30, 2022	330,100	—	—	—	330,100	—
	February 15, 2013	1,486,800	36.73	36.50	February 15, 2014–February 14, 2023	742,150	—	208,000	—	534,150	—
	May 16, 2013	1,241,900	40.26	40.45	May 16, 2014–May 15, 2023	199,100	—	—	—	199,100	—
	February 24, 2014	2,602,300	59.35	58.90	February 24, 2015–February 23, 2024	637,100	—	—	—	637,100	—
	March 18, 2014	3,238,800	62.94	62.25	March 18, 2015–March 17, 2024	1,242,600	—	—	—	1,242,600	—
	May 21, 2014	2,723,800	57.75	57.40	May 21, 2015–May 20, 2024	651,100	—	—	—	651,100	—
	June 18, 2014	857,100	53.64	53.10	June 18, 2015–June 17, 2024	585,300	—	—	—	585,300	—
	August 29, 2014	1,063,100	52.33	51.35	August 29, 2015–August 28, 2024	450,500	—	—	—	450,500	—
	September 26, 2014	195,000	43.27	41.30	September 26, 2015–September 25, 2024	195,000	—	—	—	195,000	—
	May 5, 2015	795,600	33.15	32.80	May 5, 2016–May 4, 2025	165,000	—	—	—	165,000	—
	February 24, 2016	14,078,400	26.97	27.05	February 24, 2017–February 23, 2026	3,085,700	—	50,400	—	3,035,300	—
	March 23, 2016	2,520,400	31.00	30.35	March 23, 2017–March 22, 2026	733,500	—	109,800	—	623,700	—
	May 20, 2016	317,600	27.55	27.25	May 20, 2017–May 19, 2026	85,400	—	—	—	85,400	—
	September 13, 2016	433,600	34.03	34.45	September 13, 2017–September 12, 2026	253,000	—	—	—	253,000	—
	February 24, 2017	12,523,200	32.15	32.25	February 24, 2018–February 23, 2027	5,148,750	—	50,400	—	5,098,350	—
	March 23, 2017	2,626,400	35.25	35.05	March 23, 2018–March 22, 2027	1,267,700	—	129,000	—	1,138,700	—
	May 19, 2017	494,000	34.31	33.80	May 19, 2018–May 18, 2027	139,400	—	—	—	139,400	—
	September 13, 2017	889,600	37.90	37.20	September 13, 2018–September 12, 2027	423,600	—	—	—	423,600	—
	February 26, 2018	12,637,200	44.85	44.00	February 26, 2019–February 25, 2028	8,414,100	—	41,700	—	8,372,400	—
	March 23, 2018	2,478,000	44.31	43.65	March 23, 2019–March 22, 2028	1,551,700	—	75,300	—	1,476,400	—
	May 21, 2018	1,035,200	47.95	47.10	May 21, 2019–May 20, 2028	722,400	—	—	—	722,400	—
	September 13, 2018	1,720,800	33.80	31.70	September 13, 2019–September 12, 2028	1,167,000	—	—	—	1,167,000	—
	February 25, 2019	12,455,200	39.25	39.00	February 25, 2020–February 24, 2029	9,528,000	—	85,100	—	9,442,900	—
	April 23, 2019	2,582,400	43.60	43.05	April 23, 2020–April 22, 2029	2,018,000	—	78,400	—	1,939,600	—
	May 20, 2019	1,705,600	39.93	38.85	May 20, 2020–May 19, 2029	1,383,200	—	101,200	—	1,282,000	—
	September 5, 2019	1,791,200	36.45	36.85	September 5, 2020–September 4, 2029	1,468,000	—	—	—	1,468,000	—

32
INTERIM REPORT 2022

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE

Directors & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options					Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
						outstanding as at January 1, 2022	granted during the period	lapsed during the period	exercised during the period	outstanding as at June 30, 2022	
Consultants	February 24, 2016	43,200	26.97	27.05	February 24, 2017–February 23, 2026	10,800	—	—	—	10,800	—
	March 23, 2016	45,200	31.00	30.35	March 23, 2017–March 22, 2026	45,200	—	—	—	45,200	—
	February 24, 2017	43,200	32.15	32.25	February 24, 2018–February 23, 2027	43,200	—	—	—	43,200	—
	March 23, 2017	45,200	35.25	35.05	March 23, 2018–March 22, 2027	45,200	—	—	—	45,200	—
	February 26, 2018	51,600	44.85	44.00	February 26, 2019–February 25, 2028	51,600	—	—	—	51,600	—
	March 23, 2018	48,000	44.31	43.65	March 23, 2019–March 22, 2028	48,000	—	—	—	48,000	—
	February 25, 2019	57,200	39.25	39.00	February 25, 2020–February 24, 2029	57,200	—	—	—	57,200	—
	April 23, 2019	53,200	43.60	43.05	April 23, 2020–April 22, 2029	53,200	—	—	—	53,200	—

Notes:

(1) The exercise price per Share of the options is determined at the time of grant of the options and should not be less than the highest of (a) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant of the options, which must be a business day; (b) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant of the options; and (c) the nominal value of a Share.

(2) Save as disclosed in note (3) below, the proportion of underlying shares in respect of which the above options will vest is as follows:

	Proportion of underlying shares in respect of which the above options will vest is as follows:
Before the first anniversary of the date of grant of the option (the "Offer Anniversary")	None
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	One-quarter
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	Two-quarters
From the third Offer Anniversary to the date immediately before the fourth Offer Anniversary	Three-quarters
From the fourth Offer Anniversary and thereafter	All

(3) Among the 4,000,000 options granted to Dr. Wong Ying Wai on November 2, 2015, 266,666 options vested on November 2, 2016, 533,334 options vested on November 2, 2017, 800,000 options vested on November 2, 2018, 800,000 options vested on November 2, 2019 and 1,600,000 options vested on September 30, 2020.

When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings.

33
INTERIM REPORT 2022

SANDS CHINA LTD 3. CORPORATE GOVERNANCE Restricted Share Units As at June 30, 2022, 26,174,400 restricted share units (under which no new Shares will be issued) had been granted under the Equity Award Plan, of which 1,542,116 restricted share units had vested and 544,768 restricted share units had lapsed. Save as disclosed herein, no options, restricted share units or any other share-based awards were granted under the Equity Award Plan or any equity award plan of the Group and no options, restricted share units or any other share-based awards were cancelled during the six months ended June 30, 2022. 3.10 PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the six months ended June 30, 2022. 34 INTERIM REPORT 2022

SANDS CHINA LTD. 4.1 REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Deloitte. TO THE BOARD OF DIRECTORS OF SANDS CHINA LTD. (Incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the condensed consolidated financial statements of Sands China Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 36 to 59, which comprise the consolidated balance sheet as of June 30, 2022 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong August 12, 2022 35 INTERIM REPORT 2022

SANDS CHINA LTD 4.2 CONSOLIDATED INCOME STATEMENT Six months ended June 30, 2022 2021 US$ in millions, except per share data Notes (Unaudited) Net revenues 4 915 1,620 Gaming tax (303) (600) Employee benefit expenses (526) (548) Depreciation and amortization 4 (379) (358) Inventories consumed (13) (17) Other expenses and losses (268) (286) Operating loss (574) (189) Interest income 1 1 Finance costs, net of amounts capitalized (189) (189) Loss before income tax (762) (377) Income tax benefit/(expense) 5 2 (4) Loss for the period attributable to equity holders of the Company (760) (381) Loss per share for loss attributable to equity holders of the Company — Basic 6 (US9.39 cents) (US4.71 cents) — Diluted 6 (US9.39 cents) (US4.71 cents) 36 INTERIM REPORT 2022

SANDS CHINA LTD 4.2 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME Six months ended June 30, 2022 2021 US $ in millions (Unaudited) Loss for the period attributable to equity holders of the Company (760) (381) Other comprehensive expense Item that will not be reclassified subsequently to profit or loss: Currency translation differences (2) (2) Total comprehensive expense for the period attributable to equity holders of the Company (762) (383) 37 INTERIM REPORT 2022

SANDS CHINA LTD 4.2 CONSOLIDATED BALANCE SHEET June 30, December 31, 2022 2021US$ in millions Notes (Unaudited) (Audited) ASSETS Non-current assets Investment properties, net 615 637 Property and equipment, net 8 8,164 8,477 Intangible assets, net 34 38 Other assets, net 28 26 Other receivables and prepayments, net 24 24 Total non-current assets 8,865 9,202 Current assets Intangible asset 1 6 — Inventories 16 15 Trade and other receivables and prepayments, net 9 112 183 Restricted cash and cash equivalents 16 16 Cash and cash equivalents 766 678 Total current assets 916 892 Total assets 9,781 10,094 38 INTERIM REPORT 2022

SANDS CHINA LTD. 4.2 CONSOLIDATED BALANCE SHEET Notes June 30, 2022 US$ in millions (Unaudited) December 31, 2021 (Audited) EQUITY Capital and reserves attributable to equity holders of the Company Share capital 10 81 81 Reserves 49 807 Total equity 130 888 LIABILITIES Non-current liabilities Trade and other payables 11 114 112 Borrowings 12 8,643 7,946 Deferred income tax liabilities 50 54 Total non-current liabilities 8,807 8,112 Current liabilities Trade and other payables 11 824 1,071 Current income tax liabilities 3 5 Borrowings 12 17 18 Total current liabilities 844 1,094 Total liabilities 9,651 9,206 Total equity and liabilities 9,781 10,094 Net current assets/(liabilities) 72 (202) Total assets less current liabilities 8,937 9,000 Approved by the Board of Directors on August 12, 2022 and signed on behalf of the Board by Robert Glen Goldstein Wong Ying Wai Chairman of the Board and Chief Executive Officer President Director Director 39 INTERIM REPORT 2022

SANDS CHINA LTD.

4.2 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Capital reserve	Share premium	Statutory reserve	Share-based compensation reserves	Currency translation reserve	Hedge reserve	Retained earnings/ (accumulated losses)	Total
					US$ in millions (Unaudited)				
For the six months ended June 30, 2021									
Balance at January 1, 2021	81	87	1,498	6	97	4	—	156	1,929
Loss for the period	—	—	—	—	—	—	—	(381)	(381)
Other comprehensive expense for the period	—	—	—	—	—	(2)	—	—	(2)
Total comprehensive expense	—	—	—	—	—	(2)	—	(381)	(383)
Exercise of share options	—	—	12	—	—	—	—	—	12
Transfer to share premium upon exercise of share options	—	—	5	—	(5)	—	—	—	—
Forfeiture of share options	—	—	—	—	(1)	—	—	1	—
Share-based compensation of the Company	—	—	—	—	4	—	—	—	4
Balance at June 30, 2021	81	87	1,515	6	95	2	—	(224)	1,562
For the six months ended June 30, 2022									
Balance at January 1, 2022	**81**	**87**	**1,515**	**6**	**95**	**(2)**	**(4)**	**(890)**	**888**
Loss for the period	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(760)**	**(760)**
Other comprehensive expense for the period	**—**	**—**	**—**	**—**	**—**	**(2)**	**—**	**—**	**(2)**
Total comprehensive expense	**—**	**—**	**—**	**—**	**—**	**(2)**	**—**	**(760)**	**(762)**
Forfeiture of share options	**—**	**—**	**—**	**—**	**(1)**	**—**	**—**	**1**	**—**
Share-based compensation of the Company	**—**	**—**	**—**	**—**	**3**	**—**	**—**	**—**	**3**
Share-based compensation charged by LVS	**—**	**—**	**—**	**—**	**1**	**—**	**—**	**—**	**1**
Balance at June 30, 2022	**81**	**87**	**1,515**	**6**	**98**	**(4)**	**(4)**	**(1,649)**	**130**

40

INTERIM REPORT 2022

SANDS CHINA LTD. 4.2 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS Six months ended June 30, 2022 2021 US$ in millions (Unaudited) Net cash (used in)/generated from operating activities (281) 71 Cash flows from investing activities Purchases of property and equipment (132) (325) Additions to investment properties (11) (54) Purchases of intangible assets (13) (10) Proceeds from disposal of property and equipment 6 3 Interest received 1 1 Net cash used in investing activities (149) (385) Cash flows from financing activities Proceeds from exercise of share options — 12 Proceeds from bank loans 700 505 Repayments of other long-term borrowings (1) — Repayments of lease liabilities (9) (9) Payments of financing costs — (9) Interest paid (169) (184) Net cash from financing activities 521 315 Net increase in cash and cash equivalents 91 1 Cash and cash equivalents at beginning of period 678 861 Effect of exchange rate on cash and cash equivalents (3) (1) Cash and cash equivalents at end of period 766 861 Cash and cash equivalents comprised of: Cash at bank and on hand 257 360 Short-term bank deposits 509 501 766 861 41 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1. GENERAL INFORMATION Principal activities The Group is principally engaged in the operation of casino games of chance or games of other forms and the development and operation of integrated resorts and other ancillary services in Macao. The Group’s immediate holding company is Venetian Venture Development Intermediate II. Las Vegas Sands Corp. (“LVS”), a company incorporated in Nevada, U.S.A. which indirectly holds 69.91% ownership interest in the Group as at June 30, 2022, is the Group’s ultimate holding company. The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The address of the Company’s registered office in the Cayman Islands is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company’s principal place of business in Hong Kong is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. The Group owns and operates The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group’s properties collectively feature some of the world’s largest casinos, luxury suites and hotel rooms, different restaurants and food outlets, spas and theaters for live performances, as well as other integrated resort amenities. The Londoner Arena and the expansion of Shoppes at Londoner have been completed during the first half of 2022, which marks the completion of all key milestones of The Londoner Macao project. The unaudited condensed consolidated financial statements are presented in millions of United States dollars (“US$ in millions”), unless otherwise stated. The condensed consolidated financial statements were approved for issue by the Board of Directors of the Company on August 12, 2022. These condensed consolidated financial statements have not been audited. COVID-19 Pandemic update In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus (“COVID-19”) was identified and the disease spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). Governments around the world mandated actions to contain the spread of the virus that included stay-at-home orders, quarantines, capacity limits, closures of non-essential businesses, including entertainment activities, and significant restrictions on travel. The government actions varied based upon a number of factors, including the extent and severity of the COVID-19 Pandemic within their respective countries and jurisdictions. 42 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1. GENERAL INFORMATION (CONTINUED) COVID-19 Pandemic update (continued) Visitation to Macao has remained substantially below pre-COVID-19 levels as a result of various government policies limiting or discouraging travel. Other than people from mainland China who in general may enter Macao without quarantine subject to them holding the appropriate travel documents, a negative COVID-19 test result issued within a specified time period and a green health-code, there remains in place a complete ban on entry or a need to undergo various quarantine requirements depending on the person’s residency and recent travel history. The Group’s operations will continue to be impacted and subject to changes in the government policies of Macao, China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19. The Group’s gaming operations remained open during the six months ended June 30, 2022. Guest visitation to the Group’s properties, however, was adversely affected during the six months ended June 30, 2022 due to the various outbreaks that occurred in Shanghai, Hong Kong, Guangdong and Macao, which resulted in tighter travel restrictions. Following an outbreak of COVID-19 in Macao in mid-June 2022, the Macao government announced a series of preventative measures. These included closure of a range of government, public and social facilities and restrictions on dining-in at restaurants. On July 9, 2022, the Chief Executive of Macao issued Dispatch No. 115/2022 ordering all non-essential businesses including casinos to close from July 11, 2022 to July 18, 2022. On July 16, 2022, the Macao government announced an extension of the order until July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period beginning on July 23, 2022 and ending on July 30, 2022 whereby certain business activities were permitted to resume limited operations, including casino operations but with a maximum of 50% of casino staff permitted to work at any point in time. This consolidation period was subsequently extended for three days until August 1, 2022. On August 1, 2022, the Chief Executive of Macao issued Dispatch No. 139/2022, effective August 2, 2022, lifting restrictions on restaurant dining, and other recreational and social facilities including gyms, beauty parlors and bars. The requirement to show a negative COVID-19 nucleic acid test result to enter casinos was also lifted. On August 3, 2022, quarantine free travel resumed between Macao and Zhuhai, although a negative COVID-19 nucleic acid test certificate issued within 24 hours is required for people entering Zhuhai through the Macao land border. As of August 6, 2022, the quarantine period upon entry to Macao from Hong Kong, Taiwan and other foreign countries decreased from 10 days to 7 days, and the self-monitoring period from 7 days to 3 days. As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, throughout the six months ended June 30, 2022 and in June and July 2022 in particular, the Group provided both towers of the Sheraton Grand Macao and also The Parisian Macao to the Macao government to house individuals for quarantine and medical observation purposes. The Parisian Macao ceased operating as a medical observation facility on July 25, 2022. The use of both towers of the Sheraton Grand Macao is ongoing. The timing and manner in which our casinos, restaurants and shopping malls will resume operating at full capacity is currently unknown. 43 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1. GENERAL INFORMATION (CONTINUED) COVID-19 Pandemic update (continued) The Group’s ferry operations between Macao and Hong Kong remain suspended. The timing and manner in which the Group’s ferry operations will be able to resume are currently unknown. The Group’s operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 12.2% and 78.1%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 46.4% and 82.4%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019, respectively. The disruptions arising from the COVID-19 Pandemic continued to have a significant adverse impact on the Group’s financial condition and operations during the six months ended June 30, 2022. The duration and intensity of this global health situation and related disruptions are uncertain. Given the dynamic nature of these circumstances, the impact on the Group’s consolidated results of operations, cash flows and financial condition in 2022 will be material, but cannot be reasonably estimated at this time as it is unknown when the impact of the COVID-19 Pandemic will end, when or how quickly the current travel and operational restrictions will be modified or cease to be necessary and the resulting impact on the Group’s business and the willingness of tourism patrons to spend on travel and entertainment and business patrons to spend on MICE. While the Group’s properties were open and operating at reduced levels due to lower visitation with the required safety measures in place as described above during the six months ended June 30, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Group cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Group’s current operations. The Group has sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$766 million and access to US$1.04 billion of available borrowing capacity from our 2018 SCL Revolving Facility as at June 30, 2022. In addition, US$1.0 billion was advanced from LVS, the Company’s Controlling Shareholder, to the Company through a term loan on July 11, 2022 (refer to subsequent event section below). The Group believes it is able to support continuing operations, complete the major construction projects that are underway, proceed with the Macao concession renewal process and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. The Group has taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items. The 2018 SCL Credit Facility, as amended, contains various financial covenants, which have been waived through January 1, 2023 by an extension of the waiver and amendment request letter obtained in July 2021. The Company’s compliance with the financial covenants for periods beyond January 1, 2023 could be affected by certain factors beyond the Company’s control, such as the impact of the COVID-19 Pandemic, including current travel and border restrictions continuing in the future. The Company will pursue additional waivers to meet the required financial covenant ratios, for periods beyond January 1, 2023, in addition to an extension of the maturity of the 2018 SCL Credit Facility beyond July 31, 2023, if necessary. The Company believes it will be successful in obtaining an extension to the waiver and maturity of the 2018 SCL Credit Facility, although no assurance can be provided that such extensions will be granted, which could negatively impact the Company’s ability to be in compliance with its debt covenants for periods beyond January 1, 2023 and its available liquidity. 44 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1. GENERAL INFORMATION (CONTINUED) Macao Subconcession Gaming in Macao is administered by the government through concession contracts awarded to three different Concessionaires and three Subconcessionaires, of which Venetian Macau Limited (“VML”, a subsidiary of the Company) is one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the Subconcession has been extended from June 26, 2022 to December 31, 2022. VML paid the Macao government MOP47 million (approximately US$6 million at exchange rates in effect on June 30, 2022) which was recognized as an intangible asset to be amortized over the remaining extended term of Subconcession. In addition, VML will provide a bank guarantee of MOP2,310 million (approximately US$286 million at exchange rates in effect on June 30, 2022) by September 23, 2022 to secure the fulfillment of VML’s payment obligations towards its employees should VML be unsuccessful in tendering for a new concession contract after its Subconcession expires. In order to enable VML to fulfill the relevant requirements to become eligible to obtain the Subconcession extension as mentioned above, each of VML, Venetian Cotai Limited (“VCL”) and Venetian Orient Limited (“VOL”) entered into a letter of undertaking (“Undertakings”), pursuant to which each of VML, VCL and VOL has undertaken, pursuant to article 40 of the Gaming Law (as defined below) and article 43 of VML’s Subconcession Contract, to revert to Macao the relevant gaming equipment and Relevant Areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. The total casino areas and supporting areas subject to reversion is approximately 136,000 square meters, representing approximately 4.7% of the total property area of these entities. On June 21, 2022, the Macao Legislative Assembly passed a draft bill entitled Amendment to Law No. 16/2001 to amend Macao’s gaming law, which was published in the Macao Official Gazette on June 22, 2022 as Law No. 7/2022, and became effective on June 23, 2022 (the “Gaming Law”). Certain changes to the Gaming Law include a reduction in the term of future gaming concessions to ten (10) years; authorization of up to six (6) gaming concession contracts; an increase in the minimum capital contribution of concessionaires to MOP5 billion (approximately US$619 million at exchange rates in effect on June 30, 2022); an increase in the percentage of the share capital of the concessionaire that must be held by the local managing director to 15%; a requirement that casinos be located in real estate owned by the concessionaire; and a prohibition of revenue sharing arrangements between gaming promoters and concessionaires. On July 5, 2022, the Macao government published Administrative Regulation No. 28/2022 — Amendment of Administrative Regulation No. 26/2001, which sets forth the regulations governing the upcoming tender for gaming concessions in Macao. The regulation includes details on the process of bidding for the gaming concessions, qualifications of the companies bidding and the criteria for granting them. On July 26, 2022, the Chief Executive of Macao issued Dispatch No. 135/2022 ordering the establishment of a Tender Committee to review tender proposals and prepare a report upon which a decision by the Chief Executive of Macao to award provisional gaming concession contracts will be based. On July 27, 2022, the Chief Executive of Macao issued Dispatch No. 136/2022 announcing the launch of a public tender for the awarding of six concessions for operation of games of chance in casinos in Macao. Proposals must be submitted to the Tender Committee on or before September 14, 2022. The Company is currently preparing the tender proposal and submission and continues to believe it will be successful in obtaining a new gaming concession when its current Subconcession expires; however, it is possible the Macao government could further change or interpret the associated gaming laws in a manner that could negatively impact the Group. 45 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1. GENERAL INFORMATION (CONTINUED) Macao Subconcession (continued) Under the Senior Notes indentures, upon the occurrence of any event resulting from any change in the Gaming Law (as defined in the indentures) or any action by the gaming authority after which none of the Company or any of its subsidiaries own or manage casino or gaming areas or operate casino games of fortune and chance in Macao in substantially the same manner as they were owning or managing casino or gaming areas or operating casino games as at the issue date of the Senior Notes, for a period of 30 consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, each holder of the Senior Notes would have the right to require the Company to repurchase all or any part of such holder’s Senior Notes at par, plus any accrued and unpaid interest (the “Investor Put Option”). Additionally, under the 2018 SCL Credit Facility, the events that trigger an Investor Put Option under the Senior Notes (as described above) would be an event of default, which may result in commitments being immediately cancelled, in whole or in part, and the related outstanding balances and accrued interest, if any, becoming immediately due and payable. The Subconcession not being renewed and the potential impact if holders of the Senior Notes and the agent have the ability to, and make the election to, accelerate the repayment of the Company’s debt would have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows. The Company is in the process for a concession renewal as indicated above. Subsequent event On July 11, 2022, the Company entered into an intercompany term loan agreement with its Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the LVS Loan, following which only cash interest at 5% per annum will be payable. The LVS Loan is pre-payable by the Company in whole or in part at any time without penalty. The LVS Loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group. 2. BASIS OF PREPARATION The condensed consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and the applicable disclosure requirements of Appendix 16 to the Listing Rules. They should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The condensed consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivatives that are measured at fair value. 46 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 3. SIGNIFICANT ACCOUNTING POLICIES The accounting policies adopted and methods of computation used in the preparation of the condensed consolidated financial statements for the six months ended June 30, 2022 are consistent with those adopted and as described in the Group’s annual financial statements for the year ended December 31, 2021. For the amendments to standards in IFRSs that are effective for the period, the Group has adopted at their respective effective dates and the adoption had no material impact on the results of operations and financial position of the Group. The preparation of condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these condensed consolidated financial statements, the significant judgments made by management in the process of applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021. The Group is exposed to a variety of financial risks: market risk, credit risk and liquidity risk. The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021. There have been no significant changes in any risk management policies since the year ended December 31, 2021. 4. SEGMENT INFORMATION Management has determined the operating segments based on the reports reviewed by a group of senior management, which is the chief operating decision-maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective. The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group has included ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to the consolidated income statement and consolidated balance sheet. The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group’s mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of transportation services. 47 INTERIM REPORT 2022

SANDS CHINA LTD.
4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT INFORMATION (CONTINUED)

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall[(ii), (iii)]	Food and beverage	Convention, ferry, retail and other	Total net revenues
			US$ in millions (Unaudited)			
Six months ended June 30, 2022						
The Venetian Macao	**248**	**28**	**85**	**9**	**7**	**377**
The Londoner Macao	**121**	**33**	**26**	**15**	**5**	**200**
The Parisian Macao	**75**	**18**	**15**	**6**	**2**	**116**
The Plaza Macao	**93**	**15**	**67**	**5**	**1**	**181**
Sands Macao	**31**	**4**	**—**	**2**	**—**	**37**
Ferry and other operations	**—**	**—**	**—**	**—**	**11**	**11**
Inter-segment revenues[(i)]	**—**	**—**	**—**	**—**	**(7)**	**(7)**
	568	**98**	**193**	**37**	**19**	**915**
Six months ended June 30, 2021						
The Venetian Macao	573	43	95	13	7	731
The Londoner Macao	224	47	30	16	9	326
The Parisian Macao	128	29	20	9	2	188
The Plaza Macao	189	23	73	9	1	295
Sands Macao	68	5	1	2	1	77
Ferry and other operations	—	—	—	—	11	11
Inter-segment revenues[(i)]	—	—	(1)	—	(7)	(8)
	1,182	147	218	49	24	1,620

(i) Inter-segment revenues are charged at prevailing market rates.

(ii) Of this amount, US$162 million and US$31 million (six months ended June 30, 2021: US$186 million and US$32 million) are related to income from right of use and management fee and other, respectively. Income from right of use is recognized in accordance with IFRS 16 *Leases* and all other revenues are recognized in accordance with IFRS 15 *Revenue from contract with customers*.

(iii) For the six months ended June 30, 2022, rent concessions of US$24 million (six months ended June 30, 2021: US$23 million) were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

48
INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 4. SEGMENT INFORMATION (CONTINUED) The following is a reconciliation of adjusted property EBITDA to loss for the period attributable to equity holders of the Company: Six months ended June 30, 2022 2021 US$ in millions (Unaudited) Adjusted property EBITDA(i) The Venetian Macao (2) 190 The Londoner Macao (87) (28) The Parisian Macao (40) (8) The Plaza Macao 49 114 Sands Macao (39) (31) Ferry and other operations (1) (3) Total adjusted property EBITDA (120) 234 Share-based compensation, net of amount capitalized(ii) (12) (9) Corporate expense(iii) (26) (34) Pre-opening expense 1 (5) Depreciation and amortization (379) (358) Net foreign exchange losses (37) (10) Fair value gain on derivative financial instruments 1 — Loss on disposal of property and equipment, investment properties and intangible assets (2) (7) Operating loss (574) (189) Interest income 1 1 Finance costs, net of amounts capitalized (189) (189) Loss before income tax (762) (377) Income tax benefit/(expense) 2 (4) Loss for the period attributable to equity holders of the Company (760) (381) 49 INTERIM REPORT 2022

SANDS CHINA LTD.

4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT INFORMATION (CONTINUED)

(i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

(ii) The amount comprises of US$3 million equity-settled share-based payment expense, net of amounts capitalized and US$9 million cash-settled share-based payment expense, net of amounts capitalized (six months ended June 30, 2021: US$4 million and US$5 million, respectively).

(iii) The amount excludes share-based payment expense of US$1 million (six months ended June 30, 2021: US$1 million).

	Six months ended June 30, 2022	2021
	US$ in millions (Unaudited)	
Depreciation and amortization		
The Venetian Macao	**94**	95
The Londoner Macao	**159**	126
The Parisian Macao	**65**	75
The Plaza Macao	**43**	41
Sands Macao	**11**	13
Ferry and other operations	**7**	8
	379	358

	Six months ended June 30, 2022	2021
	US$ in millions (Unaudited)	
Capital expenditures		
The Venetian Macao	**31**	38
The Londoner Macao	**118**	340
The Parisian Macao	**1**	2
The Plaza Macao	**4**	6
Sands Macao	**2**	3
	156	389

50

INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 4. SEGMENT INFORMATION (CONTINUED) June 30, 2022 December 31, 2021 US$ in millions (Unaudited) (Audited) Total assets The Venetian Macao 2,011 2,079 The Londoner Macao 4,317 4,519 The Parisian Macao 1,891 1,981 The Plaza Macao 1,064 1,161 Sands Macao 226 252 Ferry and other operations 272 102 9,781 10,094 Almost all of the non-current assets of the Group are located in Macao. 5. INCOME TAX (BENEFIT)/EXPENSE Six months ended June 30, 2022 2021 US$ in millions (Unaudited) Current income tax Lump sum in lieu of Macao complementary tax on dividends 2 2 Deferred income tax (benefit)/expense (4) 2 Income tax (benefit)/expense (2) 4 Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities effective from the tax year 2019 through June 26, 2022. In July 2022, VML requested an additional extension of the tax exemption through December 31, 2022, to correspond to the extended term of its gaming Subconcession. However, there is no assurance VML will receive the additional extension of the tax exemption. In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. The agreement provided for payments in lieu of Macao complementary tax otherwise due by VML’s shareholders on dividend distributions to them from gaming profits. This arrangement will be reviewed after a decision by the Macao government on the additional extension of the tax exemption regarding Macao complementary tax on VML’s gaming activities to December 31, 2022. 51 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 6. LOSS PER SHARE The calculation of basic and diluted loss per share is based on the following: Six months ended June 30, 2022 2021 (Unaudited) Loss attributable to equity holders of the Company (US$ in millions) (760) (381) Weighted average number of shares for basic loss per share (thousand shares) 8,093,189 8,091,995 Adjustment for share options (thousand shares)(i) — — Weighted average number of shares for diluted loss per share (thousand shares) 8,093,189 8,091,995 Loss per share, basic(ii) (US9.39 cents) (US4.71 cents) (HK73.68 cents) (HK36.57 cents) Loss per share, diluted(ii) (US9.39 cents) (US4.71 cents) (HK73.68 cents) (HK36.57 cents) (i) The computation of the diluted loss per share for the six months ended June 30, 2022 and 2021 did not assume the exercise of the Company’s share options because the exercise would result in a decrease in loss per share. (ii) The translation of US$ amounts into HK$ amounts has been made at the exchange rate of US$1.00 to HK$7.8467 (six months ended June 30, 2021: US$1.00 to HK$7.7634). 7. DIVIDENDS The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2021. The Board does not recommend the payment of an interim dividend for the six months ended June 30, 2022. 8. PROPERTY AND EQUIPMENT, NET During the six months ended June 30, 2022, the Group had additions of property and equipment with a cost of US$91 million (six months ended June 30, 2021: US$274 million) and disposed property and equipment with a net book value of US$7 million (six months ended June 30, 2021: US$1 million), mainly related to the sale of two ferries. 52 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 9. TRADE RECEIVABLES, NET The following is the aging analysis of trade receivables, net of provision for expected credit losses of US$123 million (December 31, 2021: US$125 million) based on date of credit granted or invoice date: June 30, 2022 December 31, 2021 US$ in millions (Unaudited) (Audited) 0–30 days 22 90 31–60 days 6 7 61–90 days 6 2 Over 90 days 18 17 52 116 Trade receivables mainly consist of casino receivables and mall receivables. Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days. 10. SHARE CAPITAL Ordinary shares of US$0.01 each US$ in millions Issued and fully paid: At January 1, 2021 (audited) 8,090,118,766 81 Shares issued upon exercise of share options 3,070,100 — At June 30, 2021 (unaudited), December 31, 2021 (audited) and June 30, 2022 (unaudited) 8,093,188,86 6 815 53 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 11. TRADE AND OTHER PAYABLES Note June 30, 2022 December 31, 2021 US$ in millions (Unaudited) (Audited) Trade payables 22 31 Customer deposits and other deferred revenue(i) 336 401 Interest payables 149 141 Construction payables and accruals 134 188 Accrued employee benefit expenses 96 134 Other tax payables 61 115 Outstanding chip liability(i) 43 65 Loyalty program liability(i) 22 26 Casino liabilities 14 21 Payables to related companies 14(b) 7 5 Other payables and accruals 54 56 938 1,183 Less: non-current portion (114) (112) Current portion 824 1,071 (i) These balances represent the Group’s main types of liabilities associated with contracts with customers. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, these liabilities are generally expected to be recognized as revenue or redeemed for cash within one year of being purchased, earned or deposited. The aging analysis of trade payables based on invoice date is as follows: June 30, 2022 December 31, 2021 US$ in millions (Unaudited) (Audited) 0–30 days 18 22 31–60 days 2 7 61–90 days 1 1 Over 90 days 1 1 22 31 54 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 12. BORROWINGS June 30, December 31, 2022 2021 US$ in millions (Unaudited) (Audited) Non-current portion Senior Notes 7,150 7,150 Bank loans 1,447 753 Lease liabilities 116 124 Other borrowings 1 2 8,714 8,029 Less: deferred financing costs (71) (83) 8,643 7,946 Current portion Lease liabilities 16 17 Other borrowings 1 1 17 18 Total borrowings 8,660 7,964 Senior Notes On February 16 and June 16, 2022, Standard & Poor’s (“S&P”) and Fitch, respectively, downgraded the credit rating for the Company to BB+. As a result of the downgrades, the coupon on each series of the outstanding Senior Notes will increase by 0.50% per annum, with a 0.25% per annum increase becoming effective on the first interest payment date after February 16, 2022 as it relates to S&P and an additional 0.25% increase per annum after June 16, 2022 as it relates to Fitch. This will result in an increase of US$16 million in interest expense for the year ending December 31, 2022 and US$36 million for each year thereafter through 2024, at which time this will decrease as the Senior Notes are repaid based on each of their set maturity dates. Under the Senior Notes indenture, upon the occurrence of any event resulting from any change in the Gaming Law (as defined in the indenture) or any action by the gaming authority after which none of the Company or any of its subsidiaries own or manage casino or gaming areas or operate casino games of fortune and chance in Macao in substantially the same manner as they are owning or managing casino or gaming areas or operating casino games as of the issue date of the Senior Notes, for a period of 30 consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, each holder of the Senior Notes would have the right to require the Company to repurchase all or any part of such holder’s Senior Notes at par, plus any accrued and unpaid interest. Refer to Note 1 for further information related to the Macao Subconcession. 55 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 12. BORROWINGS (CONTINUED) 2018 SCL Credit Facility During the six months ended June 30, 2022, the Company drew down a total of US$700 million under the 2018 SCL Credit Facility for general corporate purposes. As at June 30, 2022, the Company had US$1.04 billion of available borrowing capacity under the 2018 SCL Revolving Facility comprised of HK$ commitments of HK$7.36 billion (approximately US$938 million at exchange rates in effect on June 30, 2022) and US$ commitments of US$99 million. On July 7, 2021, the Company entered into a further waiver extension and amendment request letter (the “Third Waiver Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend by one year to (and including) January 1, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensures the consolidated leverage ratio does not exceed 4.00x and the consolidated interest coverage ratio is not less than 2.50x as at the last day of the financial quarter; (b) extend the period of time during which the Company may supply the agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend by one year to (and including) January 1, 2023, the period during which the Company’s ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company’s exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.00x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$1.0 billion. Pursuant to the Third Waiver Letter, the Company paid a customary fee to the lenders that consented. The Company’s compliance with the financial covenants for periods beyond January 1, 2023 could be affected by certain factors beyond the Company’s control, such as the impact of the COVID-19 Pandemic, including current travel and border restrictions continuing in the future. The Company will pursue additional waivers to meet the required financial covenant ratios, which include a maximum leverage ratio of 4.0x under the 2018 SCL Credit Facility for periods beyond January 1, 2023, in addition to an extension of the maturity of the 2018 SCL Credit Facility beyond its maturity on July 31, 2023, if necessary. The Company believes it will be successful in obtaining an extension to the waiver and maturity of the 2018 SCL Credit Facility, although no assurance can be provided that such extension will be granted, which could negatively impact the Company’s ability to be in compliance with its debt covenants for periods beyond January 1, 2023, and its available liquidity. Under the 2018 SCL Credit Facility, the events that trigger an Investor Put Option under the Senior Notes (as described above) would be an event of default, which may result in commitments being immediately cancelled, in whole or in part, and the related outstanding balances and accrued interest, if any, may becoming immediately due and payable. Refer to Note 1 for further information related to the Macao Subconcession. 56 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 13. COMMITMENTS AND CONTINGENCIES (a) Capital commitments Property and equipment commitments not provided for are as follows: June 30, December 31, 2022 2021 US$ in millions (Unaudited) (Audited) Contracted but not provided for 68 75 (b) Litigation The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. 57 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 14. RELATED PARTY TRANSACTIONS There has been no significant changes to the arrangements of related party transactions during the six months ended June 30, 2022. Refer to the 2021 annual report for details on the arrangements. The Group had the following significant transactions with related parties during the period: (a) Transactions during the period (i) Management fee income and expenses During the six months ended June 30, 2022, management fee income from LVS and fellow subsidiaries was US$1 million and US$3 million, respectively (six months ended June 30, 2021: nil and US$2 million). During the six months ended June 30, 2022, management fee expenses incurred from services provided by LVS and fellow subsidiaries were US$9 million and US$1 million, respectively (six months ended June 30, 2021: US$7 million and US$3 million). (ii) Key management personnel remuneration During the six months ended June 30, 2022, the aggregate amount of emoluments paid or payable by the Group to the Directors (being key management personnel of the Company) was US$10 million (six months ended June 30, 2021: US$7 million). In addition, Robert Glen Goldstein received compensation (inclusive of share-based compensation) in both periods from LVS in respect of his services to LVS and its subsidiaries (including the Group). During the six months ended June 30, 2022, US$2 million (six months ended June 30, 2021: US$1 million) was charged by LVS to the Group in respect of such management and administrative services of Robert Glen Goldstein provided to the Group. Save as disclosed above, no other transactions have been entered into with the Directors of the Company during the six months ended June 30, 2022 and the six months ended June 30, 2021. (iii) Royalty fees During the six months ended June 30, 2022, the Group incurred US$13 million (six months ended June 30, 2021: US$24 million) of royalty fees under the agreement with Las Vegas Sands, LLC in November 2009. 58 INTERIM REPORT 2022

SANDS CHINA LTD. 4.3 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 14. RELATED PARTY TRANSACTIONS (CONTINUED) (b) Period-end balances between the Group and related companies June 30, 2022 December 31, 2021 US$ in millions Note (Unaudited) (Audited) Receivables from related companies: Fellow subsidiaries 1 — Payables to related companies: LVS 5 1 Intermediate holding company 2 4 11 7 5 The period-end balances between the Group and related companies are unsecured, interest-free and have a credit term of 45 days (December 31, 2021: same). 15. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS The carrying values of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, trade and other payables and bank loans approximate their fair values at each balance sheet date. The estimated fair value of the Group’s Senior Notes as at June 30, 2022 were approximately US$5.39 billion (December 31, 2021: US$7.27 billion), which was based on level 2 inputs (quoted prices in markets that are not active) (December 31, 2021: same). The Company has entered into two foreign currency swap agreements which will expire in August 2023 and August 2025 with a total notional value of US$500 million and US$1.0 billion, respectively. The objective of both agreements is to manage the risk of changes in cash flows resulting from foreign currency gains/losses realized upon remeasurement of US$ denominated Senior Notes by swapping a specified amount of HK$ for US$ at the contractual spot rate. The terms in one of the contracts did not effectively match the terms of the related Senior Notes; thus, it was not designated as a hedging arrangement (the “Non-Hedging Swap”). The remaining contract does meet the criteria and is designated as a hedge of the cash flows related to a portion of the Senior Notes (the “Hedging Swap”, and together with the Non-Hedging Swap, the “FX Swaps”). For the Hedging Swap, the changes in fair value of the derivative were recognized as other comprehensive income in the accompanying consolidated balance sheets. Additionally, the foreign currency gains/ losses incurred from the remeasurement of the portion of the Senior Notes being hedged were also recognized in other comprehensive income. For the Non-Hedging Swap, the changes in fair value of the derivative were recorded in other income in the accompanying consolidated statements of operations. As at June 30, 2022, the fair value of the Hedging Swap and Non-Hedging Swap was US$6 million and US$3 million, respectively (December 31, 2021: US$2 million and nil) and they were recorded as an asset in “Other assets, net — non-current”. The fair value of the FX Swaps was estimated using Level 2 inputs from recently reported market transactions of foreign currency exchange rates. 59 INTERIM REPORT 2022

SANDS CHINA LTD. 5. CORPORATE INFORMATION (as at the Latest Practicable Date) DIRECTORS Executive Directors Mr. Robert Glen Goldstein (Chairman of the Board and Chief Executive Officer) Dr. Wong Ying Wai (President) Mr. Chum Kwan Lock, Grant (Chief Operating Officer) Non-Executive Director Mr. Charles Daniel Forman Independent Non-Executive Directors Ms. Chiang Yun Mr. Victor Patrick Hoog Antink Mr. Steven Zygmunt Strasser Mr. Kenneth Patrick Chung BOARD COMMITTEES Audit Committee Mr. Victor Patrick Hoog Antink (Chairman) Ms. Chiang Yun Mr. Steven Zygmunt Strasser Mr. Kenneth Patrick Chung Remuneration Committee Mr. Steven Zygmunt Strasser (Chairman) Mr. Victor Patrick Hoog Antink Dr. Wong Ying Wai Nomination Committee Mr. Robert Glen Goldstein (Chairman) Ms. Chiang Yun Mr. Victor Patrick Hoog Antink Capex Committee Mr. Chum Kwan Lock, Grant (Chairman) Mr. Victor Patrick Hoog Antink Dr. Wong Ying Wai ESG Committee Ms. Chiang Yun (Chairlady) Mr. Kenneth Patrick Chung Dr. Wong Ying Wai COMPANY SECRETARY Mr. Dylan James Williams AUTHORIZED REPRESENTATIVES Dr. Wong Ying Wai Mr. Dylan James Williams REGISTERED OFFICE IN CAYMAN ISLANDS Intertrust Corporate Services (Cayman) Limited One Nexus Way Camana Bay Grand Cayman, KY1-9005 Cayman Islands PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAO The Venetian Macao Resort Hotel Executive Offices — L2 Estrada da Baĺa de Nossa Senhora da Esperança Taipa, Macao PRINCIPAL PLACE OF BUSINESS IN HONG KONG Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Intertrust Corporate Services (Cayman) Limited One Nexus Way Camana Bay Grand Cayman, KY1-9005 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong PRINCIPAL BANKER Bank of China Limited, Macau Branch Bank of China Building Avenida Doutor Mario Soares Macao COMPANY’S WEBSITE www.sandschina.com STOCK CODE 1928 60 INTERIM REPORT 2022

SANDS CHINA LTD. 6. CONTACT US INTERIM REPORT This 2022 Interim Report is printed in English and Chinese languages and is available on our website at www.sandschina.com and was posted to Shareholders. Those Shareholders who received our 2022 Interim Report electronically and would like to receive a printed copy or vice versa, may at any time change their choice of the means of receipt of the Company’s corporate communications free of charge by reasonable notice in writing to the Company c/o the branch share registrar in Hong Kong by post at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk. Those Shareholders who have chosen to receive this 2022 Interim Report by electronic means but, for any reason, have difficulty in receiving or gaining access to this 2022 Interim Report, may also request to be sent a copy of this 2022 Interim Report in printed form free of charge by submitting a written request to the Company c/o the branch share registrar in Hong Kong by post or by email. HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Address: Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 2862 8628 Facsimile: +852 2865 0990 Email: hkinfo@computershare.com.hk CONTACT US Address: Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong Telephone: +853 8118 2888 Facsimile: +853 2888 3382 Email: scl-enquiries@sands.com.mo 61 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “2009 Equity Award Plan” the equity award plan of the Company adopted by the Company pursuant to a resolution passed by the Shareholders on November 8, 2009 (as amended on February 19, 2016) “2018 SCL Credit Facility” the facility agreement, the Company, as borrower, entered into with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, on November 20, 2018, as amended on March 27, 2020, September 11, 2020 and July 7, 2021, pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company. On January 25, 2021, the Company exercised the option to increase the Lenders’ Total Commitments (as defined in the 2018 SCL Credit Facility) by HK$3.83 billion (approximately US$488 million at exchange rates in effect on June 30, 2022) “2018 SCL Revolving Facility” a US$2.0 billion revolving unsecured credit facility made available by the lenders under the 2018 SCL Credit Facility entered into on November 20, 2018, as amended on March 27, 2020, September 11, 2020 and July 7, 2021. On January 25, 2021, the Company exercised the option to increase the Lenders’ Total Commitments (as defined in the 2018 SCL Credit Facility) by HK$3.83 billion (approximately US$488 million at exchange rates in effect on June 30, 2022) “2019 Equity Award Plan” the equity award plan of the Company approved by the Shareholders at the Company’s annual general meeting held on May 24, 2019, and became effective on December 1, 2019 “adjusted property EBITDA” adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benfit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies. In addition, our adjusted property EBITDA presented in the report may differ from adjusted property EBITDA presented by LVS for its Macao segment in its filings with the U.S. Securities and Exchange Commission. For a quantitative reconciliation of adjusted property EBITDA to its most directly comparable IFRS measurement, see “Note 4 — Segment Information” 62 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “ADR” or “average daily rate” the average daily rate per occupied room in a given time period, calculated as room revenue divided by the number of rooms sold “Board” the board of directors of the Company “Capex Committee” Sands China Capital Expenditure Committee of the Company “casino(s)” a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games “Chief Executive” a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the board of directors for the conduct of the business of the Company “chip(s)” tokens issued by a casino to players in exchange for cash or credit, which are used to place bets on gaming tables, in lieu of cash “Code” the Corporate Governance Code set out in Appendix 14 of the Listing Rules “Company”, “our”, “we”, “us”, “SCL” or “Sands China” Sands China Ltd., a company incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Subconcession, “we”, “us” or “our” refers exclusively to VML “Company Code” the Company’s own securities trading code for securities transactions by the Directors and relevant employees “Concessionaire(s)” the holder(s) of a concession for the operation of casino games of chance or games of other forms in Macao “Controlling Shareholder(s)” has the meaning ascribed to it under the Listing Rules and, with respect to our Company, the controlling Shareholders as referred to in “Relationship with Our Controlling Shareholders” of our Prospectus “Cotai” the name given to the land reclamation area in Macao between the islands of Coloane and Taipa “Cotai Strip” large-scale integrated resort projects on Cotai developed by us and inspired by the Las Vegas Strip in Las Vegas, Nevada, U.S.A. LVS has registered the Cotai Strip trademark in Hong Kong and Macao “COVID-19 Pandemic” an outbreak of a respiratory illness caused by a novel coronavirus (“COVID-19”) that was identified in early January 2020. The virus has since spread rapidly across the world, causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 “Deloitte” Deloitte Touche Tohmatsu, Certified Public Accountants, Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance 63 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “DICJ” Gaming Inspection and Coordination Bureau (“Direcçâo de Inspecçâo e Coordenaçâo de Jogos”) under the Secretary for Economy and Finance of Macao “Director(s)” member(s) of the board of directors of the Company “EBITDA” earnings before interest, taxes, depreciation and amortization “ESG” Environmental, Social and Governance “ESG Committee” Environmental, Social and Governance Committee of the Company “Exchange Rate” save as otherwise stated, amounts denominated in U.S. dollars, MOP and Hong Kong dollars have been converted at the exchange rate on June 30, 2022, for the purposes of illustration only, in this Interim Report at: US$1.00:HK$7.8467 US$1.00: MOP8.0821 HK$1.00: MOP1.03 “Four Seasons Macao” the Four Seasons Hotel Macau, Cotai Strip, which is managed and operated by FS Macau Lda., an affiliate of Four Seasons Hotels Limited “gaming area(s)” a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games but has not been designated as a casino by the Macao government “Gaming Law” the Law No. 16/2001 (the Juridical System for Operation of Casino Games of Chance), as amended by the Law No. 7/2022 “gaming promoter(s)” individuals or corporations licensed by and registered with the Macao government to promote games of chance to patrons, through the arrangement of certain services, including extension of credit (regulated by Law No. 5/2004), transportation, accommodation, dining and entertainment, whose activity is regulated by Administrative Regulation No. 6/2002 “Greater Bay Area” a megalopolis, also known as the Pearl River Delta, consisting of nine cities in Guangdong Province of South China namely Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, and two special administrative regions namely Hong Kong and Macao “Greater Bay Area Initiative(s)” a policy initiative introduced in China’s 13th five-year plan (2016–2020) to promote the development of the Pearl River Delta region via economic and social integration of eleven cities in the Greater Bay Area (the most affluent and populous area in China) so that they can better leverage their competitive advantages in the global economy “Group” the Company and its subsidiaries from time to time “HK$” or “HK dollars” Hong Kong dollars, the lawful currency of Hong Kong “IFRS” International Financial Reporting Standards as issued by the International Accounting Standards Board 64 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “integrated resort(s)” a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas “Latest Practicable Date” August 12, 2022 “Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) “LVS” Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. in August 2004 and the common stock of which is listed on the New York Stock Exchange “LVS Dutch Finance” LVS Dutch Finance C.V., a partnership established under the laws of the Netherlands “LVS Dutch Holding” LVS Dutch Holding B.V., a company incorporated in the Netherlands “LVS Group” LVS and its subsidiaries (excluding our Group) “LVS LLC” Las Vegas Sands, LLC, a company incorporated in Nevada, U.S.A. “LVS Nevada” LVS (Nevada) International Holdings, Inc., a company incorporated in Nevada, U.S.A. “Macao” the Macao Special Administrative Region “Main Board” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent of and operated in parallel with the GEM of the Stock Exchange “mass market player(s)” Non-Rolling Chip and slot players “MICE” Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or corporate meeting “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules “MOP” or “pataca(s)” Macao pataca, the lawful currency of Macao “premium player(s)” Rolling Chip players who have a direct relationship with gaming operators and typically participate in gaming activities in casinos or gaming areas without the use of gaming promoters “Prospectus” our listing prospectus dated November 16, 2009, which is available from our website at www.sandschina.com “Relevant Areas” the specific “games of chance areas” and “games of chance supporting areas” located at the Sands Macao, The Venetian Macao, The Parisian Macao, The Plaza Macao and The Londoner Macao “Rolling Chip play” play by VIP and premium players (excludes Paiza cash players) using non-negotiable chips 65 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “Rolling Chip volume” casino revenue measurement, measured as the sum of all non-negotiable chips wagered and lost by VIP and premium players (excludes Paiza cash players) “Rolling Chip win” a percentage of Rolling Chip volume “Sands IP” Sands IP Asset Management B.V., a company incorporated in the Netherlands “Sands Macao” an integrated resort which includes gaming areas, a hotel tower, restaurants and a theater “SEC” the U.S. Securities and Exchange Commission “Senior Notes” senior unsecured notes issued by the Company or, where relevant, any or all of: (i) the three series of senior unsecured unregistered notes in an aggregate principal amount of US$5,500,000,000 issued on August 9, 2018, consisting of US$1,800,000,000 of 4.600% Senior Notes due August 8, 2023, US$1,800,000,000 of 5.125% Senior Notes due August 8, 2025 and US$1,900,000,000 of 5.400% Senior Notes due August 8, 2028. Pursuant to an exchange offer launched on December 21, 2018 and which expired on January 25, 2019, US$1,695,850,000 of 4.600% Senior Notes due August 8, 2023, US$1,786,475,000 of 5.125% Senior Notes due August 8, 2025 and US$1,892,760,000 of 5.400% Senior Notes due August 8, 2028, were exchanged for new notes that were registered under the U.S. Securities Act, on January 29, 2019, and pursuant to the filing of a Form 15F with the SEC on April 23, 2019, had their reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, terminated. The US$1,800,000,000 of 4.600% Senior Notes due August 8, 2023 were fully redeemed on September 24, 2021; (ii) the two series of senior unsecured unregistered notes in an aggregate principal amount of US$1,500,000,000 issued on June 4, 2020, consisting of US$800,000,000 of 3.800% Senior Notes due January 8, 2026 and US$700,000,000 of 4.375% Senior Notes due June 18, 2030. Pursuant to an exchange offer launched on December 23, 2020 and which expired on February 2, 2021, US$796,938,000 of 3.800% Senior Notes due January 8, 2026 and US$697,375,000 of 4.375% Senior Notes due June 18, 2030, were exchanged for new notes that were registered under the U.S. Securities Act, on February 4, 2021, and pursuant to the filing of a Form 15F with the SEC on March 26, 2021, had their reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, terminated; and (iii) the three series of senior unsecured unregistered notes in an aggregate principal amount of US$1,950,000,000 issued on September 23, 2021, consisting of US$700,000,000 of 2.300% Senior Notes due March 8, 2027, US$650,000,000 of 2.850% Senior Notes due March 8, 2029 and US$600,000,000 of 3.250% Senior Notes due August 8, 2031. Pursuant to an exchange offer launched on July 7, 2022 and which expired on August 8, 2022, US$699,073,000 of 2.300% Senior Notes due March 8, 2027, US$649,621,000 of 2.850% Senior Notes due March 8, 2029 and US$598,594,000 of 3.250% Senior Notes due August 8, 2031, were exchanged for new notes that were registered under the U.S. Securities Act, on August 10, 2022 “SFO” the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time “Share(s)” ordinary share(s) in our Company with a nominal value of US$0.01 each “Shareholder(s)” holder(s) of Share(s) “Stock Exchange” The Stock Exchange of Hong Kong Limited 66 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “Subconcession” or “Subconcession Contract” the tripartite Subconcession Contract for the operation of casino games of chance or games of other forms in Macao effective December 26, 2002 among Galaxy Casino, S.A., Macao and VML “Subconcession Extension Contract” means the amendment contract to the Subconcession Contract between VML and Galaxy Casino, S.A. executed on June 23, 2022 for extension of the term of the Subconcession Contract from June 26, 2022 to December 31, 2022 “Subconcessionaire(s)” the holder(s) of a subconcession for the operation of casino games of chance or games of other forms in Macao “table games” typical casino games, including card games such as baccarat, blackjack and hi-lo (also known as “sic bo”) as well as craps and roulette “The Londoner Macao” an integrated resort which features four hotel towers, consisting of hotel rooms and suites under The Londoner Macao Hotel, Londoner Court, Conrad, Sheraton and St. Regis brands. The Londoner Macao also includes gaming areas, Shoppes at Londoner, entertainment, dining and MICE facilities. “The Parisian Macao” an integrated resort which includes a gaming area, a hotel, Shoppes at Parisian and other integrated resort amenities “The Plaza Macao” an integrated resort which includes (i) Four Seasons Macao; (ii) the Plaza Casino gaming area operated by VML; (iii) the Paiza Mansions, Shoppes at Four Seasons, restaurants and a spa, each of which are operated by us; and (iv) The Grand Suites at Four Seasons, which features 289 luxury suites, except where the context indicates otherwise “The Venetian Macao” an integrated resort which includes casino and gaming areas, a hotel, MICE space, Shoppes at Venetian, restaurants and food outlets, a 15,000-seat arena and other entertainment venues “Undertakings” the letters of undertaking executed by each of VML, VCL and VOL on June 23, 2022 , pursuant to which each of VML, VCL and VOL has undertaken, pursuant to article 40 of the Gaming Law and our Subconcession Contract, to revert to Macao the Relevant Areas without compensation and free of any liens or charges upon the expiry of the term of the Subconcession Contract, as amended by the Subconcession Extension Contract “United States”, “U.S.” or “U.S.A.” the United States of America, including its territories and possessions and all areas subject to its jurisdiction “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States “VCL” our subsidiary, Venetian Cotai, S.A. (also known as Venetian Cotai Limited), a public company limited by shares (“sociedade anónima”) incorporated on November 11, 2004 under the laws of Macao, a concessionaire of the land where certain Relevant Areas are situated “Venetian Casino” Venetian Casino Resort, LLC, a company incorporated in Nevada, U.S.A. 67 INTERIM REPORT 2022

SANDS CHINA LTD. 7. GLOSSARY “VIP player(s)” Rolling Chip players who play almost exclusively in dedicated VIP rooms or designated casino or gaming areas and are sourced from gaming promoters “VIP room(s)” rooms or designated areas within a casino or gaming area where VIP players and premium players gamble “visit(s)” or “visitation(s)” with respect to visitation of our properties, the number of times a property is entered during a fixed time period. Estimates of the number of visits to our properties is based on information collected from digital cameras placed above every entrance in our properties, which use video signal image processor detection and include repeat visitors to our properties on a given day “VML” our subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao, a concessionaire of the land where certain Relevant Areas are situated one of the three Subconcessionaires and the holder of the Subconcession “VOL” our subsidiary, Venetian Orient Limited, a company incorporated on February 2, 2006 under the laws of Macao, a concessionaire of the land where certain Relevant Areas are situated “VVDI (II)” our immediate Controlling Shareholder, Venetian Venture Development Intermediate II, a company incorporated in the Cayman Islands on January 23, 2003 as an exempted company with limited liability and an indirect, wholly-owned subsidiary of LVS 68 INTERIM REPORT 2022